UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                               (Amendment No. 16)


                               Lafarge Corporation
                          ---------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                 ---------------------------------------------
                         (Title of Class of Securities)


                                   505862-10-2
                                 --------------
                                 (CUSIP Number)


                            Alfred J. Ross, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7058
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].

                                  SCHEDULE 13D


CUSIP No. 505862-10-2

--------------------------------------------------------------------------------
(1)      Name of Reporting Person
                  I.R.S. Identification No. of Above Person

                  Cementia Holding A.G.
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if Member of a Group       [x] (a)
                                                              [ ] (b)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds   OO
                           -----------------------------------------------------

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(d) or 2(e)               [  ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        SWITZERLAND
                                                     ---------------------------

--------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power         15,449,073
Shares                     -----------------------------------------------------
Beneficially      (8)      Shared Voting Power       0
Owned By                   -----------------------------------------------------
Each              (9)      Sole Dispositive Power    15,449,073
Reporting                  -----------------------------------------------------
Person With      (10)      Shared Dispositive Power  0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person   15,449,073
                           -----------------------------------------------------

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                              [  ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
                  by Amount in Row (11)      22.2%
                                             -----------------------------------

--------------------------------------------------------------------------------
(14)     Type of Reporting Person   CO
                                    --------------------------------------------

--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

                  This Statement amends and supplements the Schedule 13D dated March 21, 1985, as previously amended and supplemented on April 24, 1986, September 26, 1986, December 8, 1986, October 16, 1987, July 8, 1988, August 11, 1988, August 1, 1990, January 17, 1991, April 10, 1991, July 1, 1991, July 13,
1991, January 10, 1992, October 20, 1993, April 7, 1997 and July 31, 2000,
relating to the common stock, $1.00 par value per share (the "Common Stock"), of Lafarge Corporation (the "Company"), filed by Lafarge and Cementia Holding A.G. Unless otherwise defined or provided herein, all terms are used as defined in the Schedule 13D which this Statement amends.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and restated in its entirety as follows:

                  "Subsequent to the date of Amendment No. 15 to the Schedule 13D, as of July 31, 2000, Lafarge and Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, New York and United States Trust Company of New York, a New York corporation (collectively, the "Trustees"), executed the Lafarge (U.S.) Holdings Agreement and Articles of Trust dated as of August 1, 2000 (the "Lafarge Trust Agreement"). The Lafarge Trust Agreement will terminate and the assets of the Trust will be distributed to Lafarge on July 31, 2010. Capitalized terms used in this Item 6 not otherwise defined in this Statement have the meanings ascribed to such terms in the Lafarge Trust Agreement which is filed as an exhibit to this Statement and is incorporated herein by reference.

                  The Lafarge Trust Agreement maintains a structure substantially equivalent to that established by the predecessor trust agreement, which expired according to its terms on July 31, 2000. As in the case of such predecessor trust agreement, the Lafarge Trust Agreement was designed to make available to the public shareholders of the Company (i.e., holders of Common Shares and other voting securities of the Company other than the Lafarge Group or an acquiror of Lafarge) for a period of ten years, an opportunity comparable to that presently enjoyed under French Law and regulations by public shareholders of French subsidiaries of French corporations to receive a tender offer for their shares in the event of a tender or exchange offer under French law for the shares of Lafarge, if at the time of commencement of such offer Lafarge's Beneficial Ownership of Voting Shares of the Company comprises 20% or more of the voting power represented by the outstanding Voting Shares of the Company. The Lafarge Trust Agreement provides, among other things, that unless an acquiror of Lafarge or Lafarge itself consummates a comparable tender offer for all publicly held Equity Securities (defined in the Lafarge Trust Agreement to include Common Shares) the Trustees will, for a five year protective period, exercise the voting rights of Lafarge with respect to its voting securities held pursuant to the Lafarge Trust Agreement (the "Protective Periods"; see Sections 6.1(q), 6.1(u) and 6.1(v) of the Lafarge Trust Agreement; further references to Sections herein are references to Sections in the Lafarge Trust Agreement), in general, by voting those shares in favor of any resolution proposed by the Company's Board of Directors and in opposition to any resolutions opposed by the Company's Board of Directors.

                  Before an acquiror commences a tender or exchange offer for Lafarge, Lafarge has the power to direct the Trustees how to vote all of the voting securities (including the Common Shares) held pursuant to the Lafarge Trust Agreement (see Section 1.2). However, during the Protective Periods, in order to safeguard the interests of the public shareholders of the Company, the Company's voting securities (including the Common Shares) held pursuant to the Lafarge Trust Agreement, are voted by the Trustees in each and every case in such manner, for such purposes, upon such terms and conditions, in favor of and as set forth in any resolution proposed by the Company's Board of Directors and in opposition to any resolution opposed by the Company's Board of Directors, except that the Trustees are not permitted to vote in favor of actions which would materially dilute the Lafarge Group's voting position in the Company (see
Section 6.4(a)). However, if the potential acquiror or Lafarge itself makes a Qualifying Offer for all Equity Securities on or before the Business Day preceding the Operative Date (or, if the Qualifying Offer is made by Lafarge, by the first trading day of the New York Stock Exchange following the Operative
Date), the voting securities of the Company (including the Common Shares) held pursuant to the Lafarge Trust Agreement, are (after consummation of such Qualifying Offer) voted by the Trustees as directed by Lafarge.

                  A "Qualifying Offer" is defined in the Lafarge Trust Agreement to be a tender offer for any or all of the outstanding Equity Securities held by public shareholders of the Company upon specified terms and conditions, including, but not limited to, the requirement that the price offered to the holders of such Equity Securities reflect premium to the current market price for such Equity Securities at least equal to the highest premium publicly offered or paid by the acquiror (or publicly offered by any other person making a tender or exchange offer for Lafarge after the acquiror commences a tender or exchange offer for Lafarge) in making its tender or exchange offer to acquire a controlling interest in Lafarge (see Section 6.1(y)). The Qualifying Offer for all Equity Securities may be conditioned only on (i) the acquiror's acquisition of more than 50% of Lafarge's Voting Shares (which condition is not waivable) and (ii) the existence of an injunction issued by a United States court which prevents the acceptance of payment for any Equity Securities.

                  Under the Lafarge Trust Agreement, until a potential acquiror commences an offer for Lafarge, Lafarge (i) is permitted to transfer Shares held by the Trust to establish another comparable trust and (ii) through the Trust is permitted to sell all or some of the Shares held by the Trust to a person or an entity who or which is not affiliated with Lafarge (see Sections 1.5(b) and 1.5(c)). Other than as specifically provided in the Trust Agreement, Lafarge shall not have the right to withdraw, sell, assign, transfer or otherwise dispose of the whole or any part of the corpus of the Trust (see Section 1.5(a)). In the event that Lafarge beneficially owns less than 20% of the voting power represented by the then outstanding Voting Shares, Lafarge may revoke the Lafarge Trust Agreement; however, if the Lafarge Trust Agreement is not revoked, the provisions of the Lafarge Trust Agreement concerning Protective Periods with certain exceptions shall be ineffective (see Section 1.5(c)).

                  The Lafarge Trust Agreement also provides that, unless otherwise directed by Lafarge, all income received by the Trust shall be distributed to Lafarge, provided that during Protective Periods, unless a Qualifying Offer for the publicly held Equity Securities is consummated, the Trustees shall be permitted to use income from the Trust to pay expenses incurred under the Lafarge Trust Agreement and to maintain an expense fund in an amount equal to $1,000,000 (see Sections 5.1 and 6.3(a)). However, during Protective Periods, unless an acquiror of Lafarge (or Lafarge itself) consummates a Qualifying Offer, any income received as a stock dividend on Equity Securities by the Trust, including a stock dividend on the Common Shares held pursuant to the Lafarge Trust Agreement, shall be retained by the Trustees and added to the corpus of the Trust (see Section 6.3(a)). The Trustees are permitted during the term of the Lafarge Trust Agreement, to the extent funds are available, to make investments as specified in the Lafarge Trust Agreement (see Section 6.4(b)).

                  The Lafarge Trust Agreement is attached as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Lafarge Trust Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.

                  Subsequent to the date of Amendment No. 15 to the Schedule 13D, as of July 31, 2000, Lafarge (U.S.) Holdings and Cementia as Settlors, and the Trustees executed the Paris-Zurich Holdings Agreement and Articles of Trust dated as of August 1, 2000. The Paris-Zurich Trust Agreement will terminate and the assets of Paris-Zurich Holdings will be distributed to Lafarge (U.S.) Holdings and Cementia on July 31, 2010. Capitalized terms used below in this
Item 6 but not otherwise defined in this Statement have the meanings ascribed to such terms in the Paris-Zurich Trust Agreement which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

                  The Paris-Zurich Trust Agreement maintains a structure substantially equivalent to that established by the predecessor trust agreement, which expired according to its terms on July 31, 2000. As in the case of such predecessor trust agreement, the Paris-Zurich Trust Agreement was designed to further the implementation of the protective mechanism established by Lafarge described with respect to the Lafarge Trust Agreement. The Paris-Zurich Trust Agreement provides, among other things, that unless an acquiror of Lafarge or Lafarge itself consummates a tender offer for all publicly held Equity Securities (defined in the Paris-Zurich Trust Agreement to include Common Shares) comparable to the tender or exchange offer made for shares of Lafarge, the Trustees will, for a five year protective period, exercise the voting rights of Lafarge (U.S.) Holdings and Cementia with respect to their voting securities of the Company held pursuant to the Paris-Zurich Trust Agreement (the "Protective Period"; see Sections 6.1(q), 6.1(u) and 6.1(v) of the Paris-Zurich Trust Agreement; further references below to Sections herein are references to Sections in the Paris-Zurich Trust Agreement), in general, by voting shares in favor of any resolution proposed by the Company's Board of Directors and in opposition to any resolution opposed by the Company's Board of Directors.

                  Before an acquiror commences a tender or exchange offer for Lafarge, the Settlors holding a majority of the shares of beneficial interest of Paris-Zurich Holdings (the "Majority") have the power to direct the Trustees how to vote the voting securities (including the Common Shares) held pursuant to the Paris-Zurich Trust Agreement (see Section 1.2). However, during the Protective Period, in order to safeguard the interest of the public shareholders of the Company, the Company's voting securities (including the Common Shares) held pursuant to the Paris-Zurich Trust Agreement, are voted by the Trustees in each and every case in such manner, for such purposes, upon such terms and conditions, in favor of and as set forth in any resolution proposed by the Company's Board of Directors and in opposition to any resolution opposed by the Company's Board of Directors, except that the Trustees are not permitted to vote in favor of actions which would materially dilute the Lafarge Group's voting position in the Company (see Section 6.4(a)). However, if the potential acquiror or Lafarge itself makes a Qualifying Offer for all Equity Securities on or before the Business Day preceding the Operative Date (or, if the Qualifying Offer is made by Lafarge, by the first trading day of the New York Stock Exchange following Operative Date), the voting securities of the Company (including the Common Shares) held pursuant to the Paris-Zurich Trust Agreement, are (after consummation of such Qualifying Offer) voted by the Trustees as directed by the Majority.

                  A "Qualifying Offer" is defined in the Paris-Zurich Trust Agreement as set forth above with respect to the Lafarge Trust Agreement.

                  Under the Paris-Zurich Trust Agreement, until a potential acquiror commences an offer for Lafarge, the Majority is permitted to sell all or some of the Common Shares to a Person who is not an Affiliate of Lafarge (see
Section 1.5(b)). The Paris-Zurich Trust Agreement provides that neither Lafarge (U.S.) Holdings nor Cementia shall have the right to withdraw, sell, assign, transfer or otherwise dispose of the whole or any part of the Paris-Zurich Holdings corpus, including, but not limited to, any and all of the Common Shares held pursuant to the Paris-Zurich Trust Agreement (see Section 1.5(a)) except in accordance with the Paris-Zurich Trust Agreement. In the event that Lafarge beneficially owns less than 20% of the voting power represented by the then outstanding Voting Shares, Lafarge (U.S.) Holdings or Cementia may revoke the Paris-Zurich Trust Agreement with respect to its respective interest; however, if the Paris-Zurich Trust Agreement is not revoked, the provisions of the Paris-Zurich Trust Agreement concerning Protective Periods with certain exceptions shall be ineffective (see Section 1.5(b)).

                  The Paris-Zurich Trust Agreement also provides that, unless otherwise directed by Lafarge Holdings or Cementia with respect to its respective interest, all income received by Paris-Zurich Holding shall be distributed to Lafarge (U.S.) Holdings or Cementia, as the case may be, provided that during a Protective Period, unless a Qualifying Offer for the publicly held Equity Securities is consummated, the Trustees shall be permitted to use income from Paris-Zurich Holdings to pay expenses incurred under the Paris-Zurich Trust Agreement and to maintain an expense fund in an amount equal to $500,000 (see Sections 5.1 and 6.3(a)). However, during a Protective Period, unless an acquiror of Lafarge (or Lafarge itself) consummates a Qualifying Offer, any income received as a stock dividend on Equity Securities by Paris-Zurich Holdings, including a stock dividend on the Common Shares held pursuant to the Paris-Zurich Trust Agreement, shall be retained by the Trustees and added to the corpus of Paris-Zurich Holdings (see Section 6.3(a)). The Trustees are permitted during the term of the Paris-Zurich Trust Agreement, to the extent funds are available, to make investments as specified in the Paris-Zurich Trust Agreement (see Section 6.4(b)) except that any income from Common Shares, if not distributed, shall be invested in Common Shares (see Sections 5.1 and 6.3).

Item 7.           Material to be filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

                  Exhibit 1: Lafarge (U.S.) Holdings Agreement and Articles of
                             Trust among dated as of August 1, 2000

                  Exhibit 2: Paris-Zurich Holdings Agreement and Articles
                             of Trust dated as of August 1, 2000

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 15, 2000

                                           CEMENTIA HOLDING A.G.


                                           By:
                                              ----------------------------------
                                              Name:  Max Vogeli
                                                     CFO, Cementia Holding A.G.

                                                                       EXHIBIT 1









                             LAFARGE (U.S.) HOLDINGS
                         AGREEMENT AND ARTICLES OF TRUST
                          DATED AS OF AUGUST 1st, 2000
                            -------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                    Article I

SECTION 1.1         Retention of Shares.......................................6
SECTION 1.2         Voting of Shares and Shares of Beneficial Ownership.......7
SECTION 1.3         Engagement in Business....................................7
SECTION 1.4         Trust Termination.........................................7
SECTION 1.5         Irrevocability, Transfers and Amendments..................7
                    (a)      Irrevocability...................................7
                    (b)      Transfers and Withdrawals........................7
                    (c)      Sale of Shares in Trust..........................8
                    (d)      Amendments.......................................8
SECTION 1.6         Contribution of Funds for Expenses........................8
SECTION 1.7         Broad Discretion..........................................9
SECTION 1.8         Governing Law; Exclusive Jurisdiction.....................9
                    (a)      Governing Law....................................9
                    (b)      Exclusive Jurisdiction...........................9
SECTION 1.9         Trust Address.............................................9

                                   Article II

SECTION 2.1         Number and Vacancy of Board................................9
SECTION 2.2         Fees......................................................10
SECTION 2.3         Indemnification...........................................10
                    (a)      General Indemnification..........................10
                    (b)      Specific Indemnification.........................10
                    (c)      Survival of Indemnification......................11
SECTION 2.4         Trustee Reliance..........................................11
SECTION 2.5         Trustee Consultation......................................11

                                   Article III

SECTION 3.1         Settlor Certificates......................................11
                    (a)      Form.............................................11
                    (b)      Settlor Certificates - Series E..................11
                    (c)      Additional Contributions.........................11
                    (d)      Additional Settlor Certificates..................12
                    (e)      Stock Dividends, etc.............................12
                    (f)      Registration.....................................12
                    (g)      Cancellation of Settlor Certificates.............12

                                   Article IV

SECTION 4.1         Transfers.................................................13
SECTION 4.2         Restrictions..............................................13

SECTION 4.3         Pledges...................................................13

                                    Article V

SECTION 5.1         Income....................................................14
SECTION 5.2         Income from Mirror Trust Shares...........................14
SECTION 5.3         Tax Credits...............................................14

                                   Article VI

SECTION 6.1         Definitions...............................................14
SECTION 6.2         Statement of Intent.......................................21
SECTION 6.3         Provisions Governing Income and Principal of the
                        Trust During an Operative Period or a
                        Five-year Period......................................22
                    (a)      Income...........................................22
                    (b)      Principal........................................22
SECTION 6.4         Powers and Administrative Provisions Governing the
                        Trust During an Operative Period or a
                        Five-year Period, etc.................................23
                    (a)      Voting, Consents and Waivers.....................23
                    (b)      Investment Powers................................24
                    (c)      Transfer of Trust to New Corporation.............24
                    (d)      Amendments After the Commencement Date...........25
                    (e)      Registration.....................................25
                    (f)      Auditors.........................................25
                    (g)      Change of Situs..................................25
                    (h)      Broad Discretion in Effectuating Article VI......25
SECTION 6.5         The Trustees..............................................26
                    (a)      Removal..........................................26
                    (b)      Successor and Additional Trustees................26
                    (c)      Settlor's Directions.............................26
SECTION 6.6         Indemnification...........................................26
                    (a)      Continuing Indemnification.......................26
                    (b)      Protection Against Liability.....................26
SECTION 6.7         Certain Expenses..........................................27

                                   Article VII

SECTION 7.1         Conflicts of Interest.....................................27
SECTION 7.2         Form of Notices...........................................27
SECTION 7.3         Majority Rule.............................................28
SECTION 7.4         Binding Effect............................................28
SECTION 7.5         Additional Property.......................................28
SECTION 7.6         Headings..................................................28
SECTION 7.7         Effective Date............................................28
SECTION 7.8         Counterparts..............................................28

APPENDIX A          Terms and Conditions to a Qualifying Offer................30

Exhibit A           Form of Stock Transfer Agreement..........................31
Exhibit B           Form of Settlor Certificate - Series A....................36
Exhibit C           Form of Settlor Certificate - Series E....................37

                             LAFARGE (U.S.) HOLDINGS
                         AGREEMENT AND ARTICLES OF TRUST
                          DATED AS OF AUGUST 1st, 2000


                  AGREEMENT AND ARTICLES OF TRUST made, delivered and accepted as of this 1st day of August, 2000, among Lafarge S.A.("Lafarge" or the "Settlor"), a French societe anonyme, Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, New York and United States Trust Company of New York, a New York corporation, as trustees (such individuals and corporation and their successors as trustees are herein, collectively, the "Board" or the "Trustees", and, individually, a "Trustee"). The trust created by this Agreement and Articles of Trust ("Trust Agreement") is herein sometimes referred to as the "Trust" or "US Holdings."

                  1. WHEREAS, the Settlor is the owner of 30,363,683 shares of common stock with $ 1.00 par value (the "Shares") of Lafarge Corporation, a corporation organized under the laws of Maryland ("U.S. Corp."); and

                  2. WHEREAS, Lafarge has determined:

         (i) to extend to the public shareholders of each of U.S. Corp., of Lafarge Canada, Inc. ("LCI"), a corporation organized under the laws of Canada, of Cementia Holding AG ("Swiss Corp."), a corporation organized under the laws of Switzerland and of C.A. Fabrica Nacional de Cementos S.A.C.A ("Venezuelan Corp."), a corporation organized under the laws of Venezuela, for a period of ten years from the date hereof, in the event of a tender or exchange offer under French law for Lafarge's shares :

               (a) an opportunity, comparable to that presently enjoyed under
                   French law and regulation by public shareholders of French subsidiaries of French corporations, to receive a tender offer for their shares, or alternatively,

               (b) an assurance that the strategy and policies of U.S. Corp.,
                   LCI, Swiss Corp. and Venezuelan Corp. will not be substantially modified as a result of a successful tender or exchange offer for Lafarge's shares,

               if at such time Lafarge's Beneficial Ownership (as defined in Section 6.1) of Voting Shares (as defined in Section 6.1) of such corporation comprises 20% or more of the voting power represented by the outstanding Voting Shares of such corporation (assuming that at such time Lafarge's 20% or more Beneficial Ownership of Voting Shares of such corporation is greater than the Beneficial Ownership of Voting Shares of such corporation owned by any other Person (as defined in Section 6.1));

         (ii) to cause the Settlor to provide such opportunity through the mechanisms established in Article VI of this Trust Agreement solely in the event of a transaction with respect to Lafarge governed by Title V of the Reglement General of the Conseil des Marches Financiers, Paris, France, to confirm its acceptance of the Trust Agreement and to cause to be executed or execute similar trust agreements (A) with respect to Swiss

               Corp. (the "Swiss Trust Agreement") to provide similar opportunities for the public shareholders of Swiss Corp., and (B) with respect to Venezuelan Corp. (the "Venezuelan Trust Agreement") to provide similar opportunities for the public shareholders of Venezuelan Corp.;

         (iii) to provide in this Trust Agreement inducements for a person making a tender or exchange offer for Lafarge's shares to make a comparable tender offer for U.S. Corp.'s public shares and LCI's public shares, on the terms and conditions hereinafter provided (the "U.S. Tender Offer"), failing which Lafarge shall make such U.S. Tender Offer;

         (iv) to provide in this Trust Agreement, if the U.S. Tender Offer is not made and consummated, for a five-year exercise by the Trustees for the protection of the public equity holders of U.S. Corp. and LCI, of the voting rights with respect to the U.S. Corp. securities held in the Trust on the terms and conditions hereinafter provided;

         (v) to make public disclosure that Lafarge has taken measures to provide certain protections to the public shareholders of U.S. Corp., LCI, Swiss Corp. and Venezuelan Corp. in the event of a tender or exchange offer for Lafarge's shares; and

         (vi) to notify formally any person making a tender or exchange offer for Lafarge's shares of the specific requirements of this Trust Agreement, the Swiss Trust Agreement and the Venezuelan Trust Agreement, promptly after Lafarge is notified that a tender or exchange offer for its shares is being commenced; and

                  3. WHEREAS the Settlor requests and the Board accepts the Settlor's request to hold the Shares for the benefit of the Settlor as the beneficiary of the Trust and as hereinafter set forth;

                  NOW, THEREFORE, by execution of the below-mentioned Stock Transfer Agreement, the Settlor assigns, transfers, contributes and conveys to the Board of U.S. Holdings the Shares and the Board of U.S Holdings agrees to hold the Shares, IN TRUST, for the uses and purposes and on the terms and conditions set forth below. The Board shall hold, manage, invest and reinvest the principal of the Trust and shall dispose of income and principal in accordance with the terms hereof.

                                   Article I

                  SECTION 1.1 Retention of Shares. The Board is directed to enter into a Stock Transfer Agreement with the Settlor, in the form attached hereto as Exhibit A (the "Stock Transfer Agreement"), providing for the contribution and transfer to U.S. Holdings of the Shares. The transfer of the Shares is to be evidenced by shares of beneficial interest in U.S. Holdings in the form attached hereto as Exhibit B (the "Settlor Certificates - Series A" and, together with the Settlor Certificates - Series E (as defined in Section 3.1(b)) and any other settlor certificates that can be issued to represent additional securities contributed to the Trust, the "Settlor Certificates"). The Board is directed to retain the Shares and the Mirror Trust Shares (as defined in Section 1.2), subject to the terms and conditions of this Trust Agreement and the Stock

Transfer Agreement, until otherwise directed by the Settlor. Notwithstanding the preceding sentence, such retention is subject to the limitations and restrictions imposed by Article VI (all references to Articles and Sections are references to Articles and Sections herein). The Board shall incur no liability on account of such retention.

                   SECTION 1.2 Voting of Shares and Shares of Beneficial Ownership. Subject to Article VI, the Board shall vote the Shares as instructed by the holder of Settlor Certificates - Series A. If, pursuant to Section 1.5(b), the Trust transfers Shares to the Mirror Trust (as defined in Section 1.5(b)) and the Trust is a settlor of the Mirror Trust, subject to Article VI, the Board shall vote any shares of beneficial interest in the Mirror Trust ("Mirror Trust Shares") and shall give instructions to the trustees of the Mirror Trust as instructed by the holder of the Settlor Certificates - Series E.

                   SECTION 1.3 Engagement in Business. The Board shall not have the power to engage in any trade or business, nor shall the Settlor have the power to direct the Board to engage in any trade or business.

                   SECTION 1.4 Trust Termination. The Trust shall terminate and the Board shall distribute the assets of the Trust to the Settlor in accordance with its interests in the Trust on the latter of (i) July 31, 2010; (ii) the expiration of any Operative Period (as defined in Section 6.1) if such Operative Period is not followed by a Five-year Period (as defined in Section 6.1); (iii) the expiration of any Five-Year Period. In addition, if at any time before a Commencement Date (as defined in Section 6.1) or, at any time after a Commencement Date, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period (each as defined in Section 6.1) are not likely to occur or have expired, at any time after a Commencement Date, the Settlor or any Affiliate of the Settlor, launches a tender or exchange offer on the Voting Shares (as defined in Section 6.1) of U.S. Corp., the Trust shall terminate upon the filing with the United States Securities and Exchange Commission of the Schedule TO relating to such tender or exchange offer.

                   SECTION 1.5 Irrevocability, Transfers and Amendments.

                   (a) Irrevocability. The Settlor declares that the Trust hereby created is irrevocable and that the Settlor shall not have the right to revoke this Trust Agreement at any time as to any of its interests in the Trust. The Settlor further declares that the Settlor shall not have the right to withdraw, sell, assign, transfer or otherwise dispose of the whole or any part of the Trust corpus, except as specifically provided in this Trust Agreement.

                   (b) Transfers and Withdrawals. The Settlor shall have the right, at any time before a Commencement Date (as defined in Section 6.1) or, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period (each as defined in Section 6.1) are not likely to occur or have expired, at any time after a Commencement Date, within one year from the date hereof, (A) to transfer to one or more trusts (collectively, the "Mirror Trust"), of which the Trust or the Settlor shall be a settlor, Shares, provided that the agreement and articles of trust establishing the Mirror Trust (the "Mirror Trust Agreement") shall be identical to this Trust Agreement (including without limitation with respect to the indemnity of the trustees) with respect to the Shares transferred to the Mirror Trust by the Trust or the

Settlor except (x) that the Mirror Trust Agreement shall not include this
Section 1.5(b), (y) that Section 1.5(c) of the Mirror Trust may permit a sale of Shares to any settlor of the Mirror Trust, whether or not such settlor is an Affiliate or an Associate (each as defined in Section 6.1) of Lafarge and (z) for such changes as may be necessary to reflect the existence of multiple settlors of the Mirror Trust having pro rata rights to income earned by the Mirror Trust or (B) to transfer to one or more trusts or other entities (collectively, the "Holding Entity"), Shares having in aggregate up to 20% of the voting power in U.S. Corp., provided that the Shares held by or in the Holding Entity shall be subject to the restrictions upon transfer, use, voting and otherwise described with respect to the Mirror Trust above.

                   (c) Sale of Shares in Trust. The Settlor shall have the right, at any time before a Commencement Date, or, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, at any time after a Commencement Date, to direct the Trustees to sell for the Settlor's account all or some of the Shares to a person or entity who or which is not an Affiliate or an Associate of Lafarge and, subject to any restrictions contained in the Mirror Trust Agreement, the Settlor shall have the right at any time to direct the Trustees to sell for the Settlor's account all or some of the Mirror Trust Shares to any person; provided, however, that, notwithstanding any other provision of this Trust Agreement, if at any time before a Commencement Date, or, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, at any time after a Commencement Date, Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp. is reduced for any reason below 20% of the voting power represented by the outstanding Voting Shares of U.S. Corp., then (i) notwithstanding the provisions of Section 1.5(a), the Settlor may revoke this Trust Agreement with respect to all or any of its interest in the Trust and (ii) the provisions of Article VI of this Trust Agreement shall then be ineffective, except that the following Sections of Article VI shall remain in full force and effect: Section 6.1 to the extent definitions therein are used in other Articles of this Trust Agreement, Section 6.4(b), Section 6.4(c), Section 6.4(g) and
Section 6.6.

                   (d) Amendments. Notwithstanding the provisions of Section 1.5(a) but subject to Section 6.4(d), the Settlor shall have the right to amend this Trust Agreement at any time; provided, however, that any amendment of this Trust Agreement which alters the powers, duties, liabilities or rights to indemnification of the Trustees may only be made with the consent of the Trustees and that, notwithstanding the foregoing or any other provision of this Trust Agreement, no amendment shall be permitted which (i) materially adversely affects the intent, purposes or effectiveness of Article VI or (ii) affects
Section 1.5, except an amendment which further restricts the Settlor's ability under this Trust Agreement to withdraw or transfer the whole or any part of the Trust corpus.

                   SECTION 1.6 Contribution of Funds for Expenses. Upon the request of the Board, the Settlor shall contribute funds to pay all the administrative expenses of the Trust, including, but not limited to, all expenses and costs associated with defending or commencing litigation and indemnifying the Trustees. The Settlor hereby agrees to provide an irrevocable bank letter of credit in favor of U.S. Holdings, in form and substance satisfactory to the Trustees, in an amount equal to $1,250,000. Any proceeds of such letter of credit shall be credited to a fund (the "Expense Fund") to be managed by the Trustees and invested in accordance with the provisions of Section 6.4(b) to be used towards payment of such administrative expenses of the Trust incurred from time to time.

                   SECTION 1.7 Broad Discretion. In addition to any other powers enumerated in this Trust Agreement, the Trustees are specifically empowered to take by majority vote any and all actions which they deem necessary and proper to effectuate the purposes and intent of, and compliance with, this Trust Agreement, including, but not limited to, commencing and defending litigation, entering into binding agreements affecting the Trust and the Trust corpus and retaining (and paying compensation out of the Trust corpus for) any financial advisors, accountants, legal counsel and others whose services the Trustees determine are desirable in connection with the administration of the Trust. Any determination made by the Trustees shall be final and shall not be subject to review except by the Trustees.

                   SECTION 1.8 Governing Law; Exclusive Jurisdiction.

                   (a) Governing Law. This Trust Agreement, the Trust created hereunder and any cause of action arising out of or related to this Trust Agreement or the Trust shall be governed by, and construed under, the laws of the State of New York applicable to contracts and instruments executed in and to be performed entirely in such State.

                   (b) Exclusive Jurisdiction. All litigation with respect to any claims, disputes or causes of action arising out of or related to this Trust Agreement or the Trust shall be commenced exclusively in the Federal courts of the United States located in New York County in the State of New York, or, if such courts do not accept jurisdiction, in the Supreme Court of the State of New York, New York County.

                   SECTION 1.9 Trust Address. The address of the Trust shall be c/o Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022,
Attention: Alfred J. Ross (unless otherwise decided by the Board).

                                   Article II

                   SECTION 2.1 Number and Vacancy of Board. Except as otherwise provided in Section 6.5, the Board shall consist of at least three Trustees; provided, however, that in the event of a vacancy, the Board may act through two Trustees pending the appointment of the third Trustee. Any Trustee may resign without leave of court; provided, however, that, if there is only one Trustee remaining, such Trustee shall not resign until, in the absence of action by the Settlor, such Trustee effectively appoints at least one successor Trustee. To the extent practicable, any Trustee proposing to resign shall give prior notice to the other Trustees of such proposed resignation. Subject to Article VI, in the event of a vacancy, the remaining Trustee or Trustees (whether named herein or a successor), in the absence of action by the Settlor, shall appoint a successor Trustee. An appointment of a Trustee shall be effective upon the acceptance in writing of such appointment by such Trustee. No Trustee shall be required to give any bond or security or to file any account (other than an annual account and a final account) that might, but for this provision, be required by law. The Trustees will account to the Settlor once a year and the approval of any such account by the Settlor shall constitute a full and complete release of the

Trustees with respect to all matters contained in such account. The approval of any such account by the Settlor shall not be required during a Five-year Period or an Operative Period.

                   SECTION 2.2 Fees. Subject to the two following sentences, each Trustee shall be entitled to receive compensation for services rendered as a Trustee hereunder at such rates as may be agreed upon by the Settlor and such Trustee from time to time. During a Five-year Period or an Operative Period, each Trustee shall be entitled to receive compensation for services rendered as a Trustee hereunder at such rates as shall have been agreed upon by the Settlor and such Trustee prior to the commencement of such Five-year Period or such Operative Period. If the Board determines that any Trustee has rendered services administering this Trust during any period requiring significantly greater time than during any earlier period of equal duration, then such Trustee shall be entitled to reasonable additional compensation as determined in the Board's exclusive discretion

                   SECTION 2.3 Indemnification.

                   (a) General Indemnification. The Settlor hereby agrees to assume liability for, and does hereby indemnify, protect, save and keep harmless, the Board and each Trustee, and his heirs, administrators, executors, successors and assigns, from and against any and all verdicts, judgments, liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Board or such Trustee by reason of or in any way relating to or arising out of this Trust Agreement, the Stock Transfer Agreement or any agreement pursuant to which securities, or cash to purchase securities, have been transferred to U.S. Holdings ( a "Transfer Agreement") or the enforcement of any of the terms of any thereof, or in any way relating to or arising out of the acceptance, ownership and exchange of the Shares, or in any way relating to or arising out of the administration of this Trust Agreement, the Stock Transfer Agreement or a Transfer Agreement, or the action or inaction of any Trustee hereunder and under the Stock Transfer Agreement or a Transfer Agreement (including, without limitation, the action or inaction of any Trustee with respect to the Mirror Trust, if pursuant to Section 1.5(b) the Trust transfers Shares to the Mirror Trust and the Trust is a settlor of the Mirror Trust), whether imposed on, incurred by or asserted against such Trustee at the time such Trustee is acting as a Trustee hereunder or at any time thereafter, except only, in the case of any Trustee, willful misconduct or gross negligence on the part of such Trustee in the performance of his duties hereunder or under the Stock Transfer Agreement or a Transfer Agreement. The willful misconduct or gross negligence of any Trustee shall not affect or limit the right of the other Trustees to indemnification hereunder. Without limiting the Settlor's liability under this Section 2.3(a), the Trustees are entitled to be indemnified from the Trust corpus, including but not limited to, payments for legal and litigation expenses (whether in advance or after services have been provided) and payments under this Trust Agreement to a Trustee or its counsel.

                   (b) Specific Indemnification. Without in any way limiting its obligations pursuant to Section 2.3(a), the Settlor hereby agrees to assume liability for, and to indemnify, protect, save and keep harmless the Board and each Trustee and his heirs, administrators, executors, successors and assigns from and against, any and all verdicts, judgments, liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Board or such Trustee by reason of or in any way relating to or arising out of (i) any pledge of Pledged Securities to any Pledgee, (ii) any attempt or purported attempt to revoke (directly or indirectly) this Trust Agreement with respect to any Pledged Securities or the shares of beneficial interest evidenced by the Delivered Certificates, (iii) any termination or purported termination of any pledge of Pledged Securities to any Pledgee and (iv) any exercise or purported exercise by any Pledgee of any right, power or remedy with respect to any Pledged Securities, whether imposed on, incurred by or asserted against such Trustee at the time such Trustee is acting as a Trustee hereunder or at any time thereafter.

                   (c) Survival of Indemnification. Notwithstanding any other provision of this Trust Agreement, the provisions of this Trust Agreement with respect to the indemnification of the Trustees (including, but not limited to, Sections 2.3(a), 2.3(b), 6.6(a) and 6.6(b)) shall survive any termination of the Trust or any revocation of this Trust Agreement.

                   SECTION 2.4 Trustee Reliance. Each Trustee and the Board may rely, and shall be protected in acting or refraining from acting in reliance, upon any certificate, statement, instrument, opinion, report, notice, consent, order, approval or other document believed by such Trustee or the Board to be genuine and to have been signed or presented by the proper person or persons.

                   SECTION 2.5 Trustee Consultation. Each Trustee and the Board may consult with counsel and any opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered under this Trust Agreement in good faith and in accordance with such opinion of counsel.

                                  Article III

                   SECTION 3.1 Settlor Certificates.

                   (a) Form. Settlor Certificates hereafter issued shall be signed on behalf of U.S. Holdings by at least two of the Trustees and shall be in substantially the form of outstanding Settlor Certificates, unless otherwise provided by a subsequent amendment to this Trust Agreement.

                   (b) Settlor Certificates - Series E. If, pursuant to Section 1.5(b), the Trust transfers Shares to the Mirror Trust and the Trust is a settlor of the Mirror Trust, shares of beneficial interest of U.S. Holdings identified as shares of beneficial interest - Series E, evidenced by settlor certificates in the form attached hereto as Exhibit C ("Settlor Certificates - Series E") shall be issued to the Settlor evidencing the same number of Mirror Trust Shares as are received by U.S. Holdings.

                   (c) Additional Contributions. In the case of a contribution by the Settlor of funds for the acquisition of additional securities of U.S. Corp. or in case the Trustees use income of the Trust to purchase additional securities of U.S. Corp., new Settlor Certificates shall be issued to the Settlor. If, pursuant to Section 1.5(b), the Trust transfers Shares to the Mirror Trust and the

Trust is a settlor of the Mirror Trust and if the Trust receives additional Mirror Trust Shares, new Settlor Certificates shall be issued to the Settlor. The Settlor Certificates shall be Settlor Certificates - Series A or such other series of Settlor Certificates as shall be designated by the Trustees, based on the U.S. Corp. securities acquired.

                   (d) Additional Settlor Certificates. In the cases referred to in Section 3.1(e) above and in Section 3.1(e) and Section 3.1(f) below, additional Settlor Certificates to be issued to the Settlor shall evidence the same number of shares of beneficial interest of U.S. Holdings as the number of shares of U.S. Corp. capital stock in the case of Settlor Certificates - Series A, or as the number of Mirror Trust Shares in the case of Settlor Certificates - Series E, acquired by U.S. Holdings, or as the number of shares or principal amount of other securities of U.S. Corp. in the case of other series of Settlor Certificates.

                   (e) Stock Dividends, etc.

                   (i) The Trustees agree that if the Trust is offered an election to receive a dividend in cash or in Equity Securities (as defined in Section 6.1), they will cause the Trust to elect whichever alternative the Trustees are notified by the Settlor in a timely manner is the Settlor's preference, failing which the Trustees shall elect to receive the dividend in cash. The Settlor agrees that any notice to the Trustees requesting an election that a dividend be in Equity Securities shall be deemed, regardless of any contrary instruction in such notice, to be an instruction to retain such Equity Securities in the Trust. The Settlor agrees that any other distribution of Equity Securities to the Settlor in respect of the Equity Securities held in the Trust (whether as a stock split or otherwise) shall be retained in the Trust.

                   (ii) In the case of a dividend in or other distribution of Equity Securities, additional Settlor Certificates in an amount equal to the number of Equity Securities received as a stock dividend or distribution shall be issued to the Settlor.

                   (f) Registration. The Board shall maintain in the City and State of New York a register for the purpose of registering issuances, transfers and exchanges of Settlor Certificates. A holder of Settlor Certificates intending to transfer some or all of its Settlor Certificates to a new holder shall surrender (or cause to be surrendered) such Settlor Certificates to the Board, together with a written request by or on behalf of such holder for the issuance of new Settlor Certificates, specifying the name and address of the new holder. Promptly upon receipt of such documents, the Board will issue a new Settlor Certificate evidencing the number of shares of beneficial interest (and the same series) as the Settlor Certificate or Certificates surrendered for transfer, and registered in the name of such new holder as specified in the written request by or on behalf of such original holder. Nothing contained in this paragraph shall be deemed to permit the holder of a Settlor Certificate to transfer such Settlor Certificate except subject to the restrictions and limitations imposed by Article VI and in accordance with the terms of Article IV.

                   (g) Cancellation of Settlor Certificates. If at any time any Shares shall be sold or otherwise transferred from the Trust (except pursuant to Section 4.3), such transfer shall (without further act) effect a cancellation of shares of beneficial interest evidenced by Settlor Certificates - Series A in a number equal to the number of such Shares transferred. If at any time any Mirror Trust Shares are sold from the Trust or cancelled, such sale or cancellation shall (without further act) effect a cancellation of shares of beneficial interest evidenced by Settlor Certificates - Series A in a number equal to the number of such Mirror Trust Shares sold or cancelled.

                                   Article IV

                   SECTION 4.1 Transfers. Although no transfers are presently intended, if future events modify such intentions, Settlor Certificates, or the shares of beneficial interest of U.S. Holdings evidenced thereby, may only be transferred, subject to the provisions of Article VI, among corporations and business entities affiliated with Lafarge and as provided below in this Article IV.

                   SECTION 4.2 Restrictions. Without otherwise limiting the provisions of Section 4.1, the Settlor may not assign, convey, pledge, encumber or otherwise transfer any of its respective right, title or interest in and to this Trust Agreement and the Stock Transfer Agreement, any Settlor Certificate or any share of beneficial interest of U.S. Holdings except subject to the restrictions and limitations imposed by Article VI and in accordance with the provisions of this Article IV.

                   SECTION 4.3 Pledges. Notwithstanding the provisions of Sections 4.1 and 4.2 of this Article, but subject to Article VI, the Board is hereby instructed, at the direction of the Settlor, to pledge and take any necessary action in connection therewith, including delivery, on behalf of the Settlor, to any bank or other financial institution specified by the Settlor (a "Pledgee"), securities (including any additional securities of U.S. Corp. contributed to the Trust) in a number up to the number of shares of beneficial interest of U.S. Holdings owned by the Settlor, if the Settlor (a) delivers to the Board Original Settlor Certificates evidencing the same number of shares of beneficial interest of U.S. Holdings (the "Delivered Certificates") and (b) provides to the Board and to U.S. Corp. a letter or other writing from the prospective Pledgee acknowledging that the securities to be pledged (the "Pledged Securities") have not been registered under the Securities Act of 1933 and that any subsequent disposition of the Pledged Securities may only be effected in compliance with the registration requirements of the Securities Act of 1933 or any exemption therefrom (the availability of any exemption being established to the satisfaction of counsel for U.S. Corp.) and that the Pledged Securities, or any Certificate evidencing any interest in the Pledged Securities, may contain a legend specified by U.S. Corp. noting the existence of this condition. At all times during such pledge, subject to Article VI, the Settlor may continue to exercise all rights of a Settlor with respect to such Delivered Certificates. If, at any time during any such pledge, a Pledgee, in accordance with the provisions of any agreement between the Settlor and such Pledgee or otherwise, exercises any right to foreclose upon the Pledged Securities or dispose of the Pledged Securities or any other right of a secured creditor arising upon a default with respect to such Pledged Securities, such exercise shall constitute a revocation of this Trust Agreement with respect to such Pledged Securities and shall (without further act) effect a cancellation of the shares of beneficial interest evidenced by the Delivered Certificates. Following termination of any such pledge and delivery to the Board of the Pledged Securities, the Board will return to the Settlor the Delivered Certificates.

                                   Article V

                   SECTION 5.1 Income. Unless otherwise provided herein or directed by the Settlor, the Board shall distribute all income received by U.S. Holdings to the Settlor; provided, however, that any such distribution of income shall be subject to Article VI; provided further, however, that any income received as a stock dividend on Equity Securities shall be retained by the Trustees and added to the corpus of the Trust, whereupon additional Settlor Certificates in an amount equal to the number of Equity Securities received as a stock dividend shall be issued to the Settlor.

                   SECTION 5.2 Income from Mirror Trust Shares. If pursuant to
Section 1.5(b), the Trust transfers Shares to the Mirror Trust and the Trust is a settlor of the Mirror Trust, subject to Article VI, unless otherwise directed by the Settlor, income received by U.S. Holdings on the Mirror Trust Shares shall be distributed to the holders of Settlor Certificates - Series E.

                   SECTION 5.3 Tax Credits. Any tax credits resulting from taxes paid or withheld shall, in accordance with applicable law, be utilizable by the Settlor.

                                   Article VI

                   SECTION 6.1 Definitions. Certain definitions in this Section
6.1 (e.g., Sections 6.1(b), 6.1(d), 6.1(e) and 6.1(k)) refer to certain French or United States legal concepts which may be applicable in a French or United States context. The parties hereto agree that the Trustees shall have entire discretion in administering and effectuating the purposes and intent of, and the compliance with, this Trust Agreement to consider the relevance and appropriateness of such application in the specific context. For purposes of this Article VI, the following terms shall have the following meanings:

                   (a) "Acquiring Person" shall mean any Person which shall be the Beneficial Owner of 50% or more of the voting power represented by the Voting Shares of Lafarge, from and after the date of the Publication described in Section 6.1(e)(iv) with respect to a tender or exchange offer by such Person (such 50% to be calculated by including securities acquired by such Person through purchases in the public market, acquired through private purchases, or otherwise acquired).

                   (b) "Affiliate" of a Person shall mean any Person which is a
              Controlling Corporation (or its equivalent if a non-corporate entity) of such Person, or of which such Person is a Controlling Corporation (or its equivalent if a non-corporate entity), or under common control with such Person by a Controlling Corporation (or its equivalent if a non-corporate entity). If applicable, such term shall also have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations, or any successor provision thereto or thereof, under the Exchange Act (the "Exchange Act Regulations"). Without limiting the foregoing, for the purposes of this Trust Agreement, U.S. Holdings shall at all times be considered to be an Affiliate of Lafarge.

                   (c) "Affiliated Trustee" shall have the meaning set forth in
              Section 6.5(b).

                   (d) "Associate" of a Person shall mean any Person "agissant de concert" with such Person within the meaning of Article 356-1-3 of The 1966 Companies Act of the Republic of France, i.e., Persons which have entered into an agreement in order to acquire or sell voting rights or to use such voting rights with a view to implement a joint strategy concerning the corporation. If applicable, such term shall also have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act Regulations.

                   (e) A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own", any securities:

                   which such Person or any of such Person's Affiliates or Associates holds, or may vote or dispose of as a result of an agreement entered into with other security holders;

                   of which such Person or any of such Person's Affiliates or Associates would be considered to be a "beneficial owner" under Rule 13d-3 of the Exchange Act Regulations, including pursuant to any agreement, arrangement or understanding, whether or not in writing;

                   which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of conditions pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, subscription rights, warrants or options, or otherwise; or

                   with respect to securities of Lafarge, which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has had tendered to it pursuant to a tender or exchange offer made for securities of Lafarge, which shall be deemed to occur upon publication of the "avis de resultat" relating to such tender or exchange offer by the Conseil des Marches Financiers ("CMF") by application of Article 5-2-3 of the Reglement General of the CMF in Informations et decisions du CMF, Paris, France (such publication being the "Publication").

                   (f) "Bidder" shall mean any Person who commences, or
              announces an intention to commence, a tender or exchange offer within the scope of Chapters II, III, or V of Title V (Chapitres II, III ou V du Titre V) of the Reglement General of the CMF, which, upon successful consummation thereof, would result in such Person becoming an Acquiring Person, regardless of whether there then exists one or more Bidders.

                   (g) "Business Day" shall mean any day other than a Saturday,
              Sunday or a day on which the Bourse de Paris is authorized or obligated by law or executive order to close.

                   (h) "CMF" shall have the meaning set forth in Section
              6.1(e)(iv).

                   (i) "Commencement Date" shall mean the date a draft offer to purchase Lafarge's Voting Shares is filed by a Bidder with the CMF pursuant to Article 5-1-4 of the Reglement General of the CMF.

                   (j) "Consummation" shall have the meaning set forth in
              Section 6.1(q).

                   (k) "Controlling Corporation" shall mean any corporation
              which has control over any other corporation within the meaning of
              Article 355-1 of The 1966 Companies Act of the Republic of France. Such control is deemed to exist when such first corporation (i) holds the majority of the Voting Shares of the second corporation in the Shareholders' General Meeting, (ii) may vote or dispose of the majority of the Voting Shares of the second corporation as a result of an agreement entered into with other shareholders, (iii) may take any decisions in General Meetings of the corporation due to the Voting Shares of the second corporation it may vote or dispose of, or (iv) holds, directly or indirectly, more than 40% of the Voting Shares of the second corporation, provided that no other shareholder of the second corporation holds more Voting Shares.

                   (l) "Dilution" shall have the meaning set forth in Section
              6.4(a).

                   (m) "Earnings" shall mean the consolidated net earnings per share of a company for the last fiscal year of such company for which consolidated net earnings have been publicly reported.

                   (n) "Equity Securities" shall mean the capital stock of U.S.
              Corp., including, without limitation, all shares of common stock, preferred stock, and non-voting stock, and all securities and rights issued by U.S. Corp. or any Affiliate of U.S. Corp. which are exchangeable or exercisable for, or convertible into, any shares of capital stock of U.S. Corp.

                   (o) "Exchange Act" shall mean the Securities Exchange Act of
              1934, as amended.

                   (p) "Exchange Act Regulations" shall have the meaning set
              forth in Section 6.1(b).

                   (q) "Five-year Period" shall mean the period (i) commencing at the close of business on the New York business day following the date a Person becomes an Acquiring Person if such Person or Lafarge has not on such date accepted for payment pursuant to the terms of a Qualifying Offer all Equity Securities tendered into such Qualifying Offer (such acceptance being the "Consummation" of a Qualifying Offer) and (ii) expiring on the fifth anniversary of the Publication relating to a tender or exchange offer pursuant to which such Person became an Acquiring Person.

                   (r) "Formula Price" for common stock of U.S. Corp and for
              Exchangeable Preference Shares issued by LCI shall mean:

                  (A) in the event the offer by the Bidder and all offers by other Bidders, if any, for Lafarge's Voting Shares are entirely in cash, the highest of:

                       (i) the average of

                           ((alpha)) the price such that the multiple of U.S. Corp.'s Earnings represented by such Formula Price is at least as high as the multiple of Lafarge's Earnings represented by the highest price the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender offer made at any time on or following the Commencement Date of such Bidder's offer,

                           ((beta)) the price such that the percentage premium over the Market Price for such common stock of U.S. Corp. or for such Exchangeable Preference Shares issued by LCI represented by such Formula Price is at least as high as the percentage premium over the Market Price of Lafarge's Voting Shares represented by the highest price the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender offer made at any time on or following the Commencement Date of such Bidder's offer, and

                           ((gamma)) the price that is required in order to obtain the fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                       (ii) the price that is required in order to obtain the
                            fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                  (B) in the event the offer by the Bidder, or any offer by any other Bidder, for Lafarge's Voting Shares is not entirely in cash, the highest of:

                       (i) the average of:

                           ((alpha)) the price such that the multiple of U.S. Corp.'s Earnings represented by such Formula Price is at least as high as the multiple of Lafarge's Earnings represented by the highest Value the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender or exchange offer made at any time on or following the Commencement Date of such Bidder's offer,

                           ((beta)) the price such that the percentage premium over the Market Price for such common stock of U.S. Corp or for such Exchangeable Preference Shares issued by LCI represented by such Formula Price is at least as high as the percentage premium over the Market Price of Lafarge's Voting Shares represented by the highest Value the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender or exchange offer made at any time on or following the Commencement Date of such Bidder's offer, and

                           ((gamma)) the price that is required in order to obtain the fairness opinion to be delivered by the offer or as described in Section 6.1(y)(iv)(3); or

                        (ii) the price that is required in order to obtain the
                             fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                  (C) in the event the offer by the Bidder, or any offer by any other Bidder, if any, for Lafarge's Voting Shares provides a choice of an amount entirely in cash or consideration not entirely in cash, the higher of the prices determined with respect to such offer pursuant to clauses (A) and (B) above.

                  "Value" shall mean the aggregate cash equivalent value of the per share consideration offered in such tender or exchange offer, as determined in good faith by Lafarge, assisted by an internationally recognized investment banking firm or accounting firm or similar expert with offices in Paris, London or New York, selected by the Trustees, such determination to be (i) in writing, (ii) delivered to the Bidder, to the U.S. Corp. Board and to the Trustees, (iii) accompanied by a report of such investment banking firm, accounting firm or similar expert setting forth the determination of Value, and (iv) delivered (with respect to the initial calculation of Value) before the opening date of such tender or exchange offer by application of Article 5-2-2 of the Reglement General of the CMF. Any subsequent calculations of Value resulting from increases in the consideration for Lafarge's Voting Shares publicly offered or paid by the Bidder or any other Bidder shall be determined by Lafarge in accordance with the preceding sentence, except that delivery shall be made within five Business Days after announcement of the offer to pay increased consideration requiring such calculation.

                  (s) "Market Price" of a security shall mean the mean of the average of the high and low sales prices on the stock exchange where such security is primarily traded for each day such security is traded for the period commencing twenty trading days prior to, and ending on, the trading day immediately preceding the Commencement Date. Trading days shall mean days a security is traded on the stock exchange where such security is primarily traded.

                  (t) "Offer Price" shall have the meaning set forth in Section 6.1(y)(iii).

                  (u) "Operative Date" shall mean the later of (x) the ninth Business Day after the opening date of a tender or exchange offer for Lafarge's voting shares by a Bidder by application of Article 5-2-2 of the Reglement General of the CMF, and (y) the first Business Day after the Commission des Operations de Bourse grants the "visa" in respect of the "note d'information" filed by Lafarge with respect to such offer.

                  (v) "Operative Period" shall mean the period commencing on the Operative Date and expiring on the earliest of:

                      (i) the date of Consummation of a Qualifying Offer;

                      (ii) the date as of which the Trustees determine that the
                  Bidder's tender or exchange offer for Lafarge's Voting Shares has expired without such offer being consummated; and

                      (iii) the commencement of a Five-year Period.

                  (w) "Person" shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, acting on its own or "agissant de concert" within the meaning of Article 356-1-3 of The 1966 Companies Act of the Republic of France, as well as, if applicable, any syndicate or group which would be deemed to be a person under Section 14(d)(2) of the Exchange Act.

                  (x) "Publication" shall have the meaning set forth in Section 6.1(e)(iv).

                  (y) "Qualifying Offer" shall mean a tender offer complying with Exchange Act Regulations, Canadian federal and provincial regulations and other applicable legal requirements, which tender offer is for any and all Equity Securities made on the following terms and conditions (satisfactory evidence of which shall have been provided to the Trustees prior to or simultaneously with the commencement of such offer):

                           (i) if made by the Bidder, then such offer shall
                  commence on or before the Business Day preceding the Operative Date; if made by Lafarge, then such offer shall commence on or before the first trading day of the New York Stock Exchange following the Operative Date;

                           (ii) such offer shall provide that, subject to the
                  conditions described in this clause (ii), it is irrevocable and shall contain (A) a non-waivable condition that it will not be consummated unless the Bidder becomes an Acquiring Person (such condition being substantially in the form set forth in paragraph (2) of Appendix A attached hereto) and (B) only such other conditions as are set forth in Appendix A attached hereto;

                           (iii) such offer shall (1) be entirely in cash
                  (regardless of the nature of the consideration offered by the Bidder for Lafarge's Voting Shares), (2) be at a price (the "Offer Price") no lower than (A) for common stock of U.S. Corp. and for Exchangeable Preference Shares of LCI, the Formula Price of such securities, (B) for Equity Securities (other than Exchangeable Preference Shares of LCI) convertible into or exchangeable for common stock of U.S. Corp, or Exchangeable Preference Shares of LCI, the Formula Price of the common stock of U.S. Corp. or Exchangeable Preference Shares of LCI into or for which such securities are convertible or exchangeable multiplied by the number of shares of common stock of U.S. Corp. or Exchangeable Preference Shares of LCI to be received upon such conversion or exchange,
                  (C) for warrants, options, rights or other Equity Securities issued by U.S. Corp. or an Affiliate thereof and exercisable for common stock of U.S. Corp or Exchangeable Preference Shares of LCI, the Formula Price of the common stock of U.S. Corp or Exchangeable Preference Shares of LCI for which such securities are exercisable minus the exercise price of such securities, or (D) for any other Equity Securities for which no Offer Price can be determined pursuant to clause (A), (B) or (C) above, a price determined in good faith in accordance with the principles reflected in the definition of Formula Price by an internationally recognized investment banking firm or accounting firm or similar expert with offices in Paris, London or New York selected by the Trustees and (3) in all cases provide for the offeror's irrevocable commitment to increase the Offer Price to the extent that increases in the price or Value offered or paid by the Bidder or any other Bidder for Lafarge's Voting Shares result in increases in the Offer Price as determined in accordance with (A), (B), (C) or (D) above subsequent to the commencement of the offer for Equity Securities; and

                           (iv) simultaneously with the commencement of the
                  offer for Equity Securities, the offeror shall:

                                (1) deliver an irrevocable written commitment to
                           the U.S. Corp. Board and the Trustees (i) to keep such offer outstanding until the Publication relating to the Bidder's tender or exchange offer for Lafarge's Voting Shares, (ii) to accept for payment, no later than the New York business day following the date the Bidder becomes an Acquiring Person, all Equity Securities tendered into the tender offer for such shares subject to fulfillment or waiver (if permitted) of all conditions to such offer and (iii) to buy promptly after completion of such offer, at no less than the Offer Price, all Equity Securities not acquired in such offer;

                                (2) deliver to the U.S. Corp. Board and the
                           Trustees written financing commitments for all of the financing required to acquire all Equity Securities in the offer for such shares or otherwise as contemplated in Section 6.1(y)(iv)(1)(iii);

                                (3) deliver to the U.S. Corp. Board and the
                           Trustees an opinion from a nationally recognized United States investment banking firm headquartered in New York City, selected by the Trustees, stating in good faith that the Offer Price is fair to the security holders of U.S. Corp. (other than Lafarge) from a financial point of view; and

                                (4) deliver to the U.S. Corp. Board and the
                           Trustees (i) an opinion from Shearman & Sterling or another nationally recognized United States law firm that the offer for Equity Securities complies in all respects with the securities laws of the United States and (ii) an opinion from a nationally recognized Canadian law firm that the offer for Equity Securities complies in all respects with the securities laws of Canada and its provinces (except that such law firms shall not be required to opine as to any financial or statistical information contained in the offer documents).

                  (z) "Sufficient Rights" shall have the meaning set forth in
         Section 6.4(a).

                  (aa) "U.S. Corp. Board" shall mean the Board of Directors of U.S. Corp. as it may be constituted from time to time.

                  (bb) "Value" shall have the meaning set forth in Section
         6.1(r).

                  (cc) "Voting Shares" of any Person shall mean the capital stock of such Person entitled to vote in elections for directors of such Person or securities of such Person which can be converted into or exchanged for Voting Shares. Voting Shares of U.S. Corp shall include, without limitation, the Exchangeable Preference Shares issued by LCI.

                  SECTION 6.2 Statement of Intent. It is the intent of the
Settlor:

         (i) to extend to the public shareholders of U.S. Corp. and LCI, for a period of ten years from the date hereof, in the event of a tender or exchange offer under French law for Lafarge's shares:

                  (A) an opportunity, comparable to that presently enjoyed under French law and regulations by public shareholders of French subsidiaries of French corporations, to receive a tender offer for their shares, or alternatively,

                  (B) an assurance that the strategy and policies of U.S. Corp. will not be substantially modified as a result of a successful tender or exchange offer for Lafarge's shares,

         (ii) if at such time Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp. comprises 20% or more of the voting power represented by the outstanding Voting Shares of U.S. Corp. (assuming that at such time Lafarge's 20% or more Beneficial Ownership of Voting Shares of such corporation is greater than the Beneficial Ownership of Voting Shares of such corporation owned by any other Person);

         (iii) to provide in this Trust Agreement inducements for a person making a tender or exchange offer for Lafarge's shares to make the U.S. Tender Offer, failing which Lafarge shall make such U.S. Tender Offer; and

         (iv) to provide in this Trust Agreement, if the U.S. Tender Offer is not made and consummated, for a five-year exercise by the Trustees, for the protection of the public equity holders of U.S. Corp. and LCI, of the voting rights with respect to the U.S. Corp. securities held in the Trust on the terms and conditions herein provided.

                  It is the further intent of the Settlor to benefit the shareholders of U.S. Corp. and LCI (other than Lafarge or any Affiliate thereof) by making them beneficiaries of the Trust to the extent that the provisions of the Trust provide them an opportunity to (i) obtain a premium for their Equity Securities comparable to the premium offered by a Bidder for the Voting Shares of Lafarge or (ii) see the strategy and policies of U.S. Corp. unchanged by a successful tender or exchange offer for Lafarge's shares.

                  The primary purpose of this Article VI is (x) to provide a mechanism for the commencement and termination of an Operative Period or a Five-year Period and (y) to set forth the powers and duties of the Trustees in connection with and during an Operative Period or a Five-year Period. To the extent that there is any conflict between this Article VI and any other Article of this Trust Agreement, as amended, the provisions of this Article VI shall prevail.

                  SECTION 6.3 Provisions Governing Income and Principal of the Trust During an Operative Period or a Five-year Period.

                  (a) Income. During an Operative Period or a Five-year Period, the Board shall distribute to the Settlor all income received by the Trust unless otherwise directed by the Settlor; provided, however, that, during such period, the Board (i) shall at all times be permitted to use any income to pay expenses under this Trust Agreement, including, but not limited to, litigation expenses and costs of indemnification and (ii) shall maintain the Expense Fund (including any amounts available under the letter of credit referred to in Section 1.6) in an amount equal to $1,000,000, into which fund income from the Shares and from other corpus of the Trust shall be deposited as necessary to maintain such fund at an amount equal to $1,000,000; and provided further, however, that any income received as a stock dividend on Equity Securities shall be retained by the Trustees and added to the corpus of the Trust, whereupon additional Settlor Certificates in an amount equal to the number of Equity Securities received as a stock dividend shall be issued to the Settlor. The Trustees agree that during an Operative Period or a Five-year Period, if the Trust is offered an election to receive a dividend in cash or in Equity Securities, they will cause the Trust to elect whichever alternative the Trustees are notified by the Settlor in a timely manner is the Settlor's preference, failing which the Trustees shall elect to receive the dividend in cash. The Settlor agrees that any notice to the Trustees requesting an election that a dividend be in Equity Securities shall be deemed, regardless of any contrary instruction in such notice, to be an instruction to retain such Equity Securities in the Trust.

                  (b) Principal. At any time after a Commencement Date, unless the Trustees in their sole and entire discretion shall have determined that both an Operative period and a Five-year Period are not likely to occur or have expired, except as necessary to fulfill the Trust's obligations under Article VI, including, but not limited to, the commencement or defense of litigation in furtherance of the purposes and intent of Article VI and the indemnification of the Trustees in accordance with Section 6.6, and except for transfers of shares of beneficial interest in the Mirror Trust established pursuant to Section 1.5(b) to another settlor of such Mirror Trust, neither the Trustees nor the Settlor shall: (i) sell, assign, transfer, or otherwise dispose of, the whole or any part of the Trust corpus, (ii) pledge, mortgage, create, incur, assume, or suffer to exist any lien on the whole or any part of the Trust corpus, or (iii) assign, convey, pledge, encumber or otherwise transfer any of its respective right, title or interest in and to the Trust; provided, however, that the Trustees may, if so directed by the Settlor, distribute to the Settlor retained income of the Trust (other than Equity Securities) which could have been distributed to the Settlor pursuant to Section 6.3(a) and any income on such income. Notwithstanding the provisions of the foregoing sentence, the Trustees may, without the consent of the Settlor, transfer to any director of a corporation whose shares are held by the Trust the minimum number of shares of such corporation as may be required by law to be owned by such director in order to qualify as a director of such corporation.

                  SECTION 6.4 Powers and Administrative Provisions Governing the Trust During an Operative Period or a Five-year Period, etc.

                  (a) Voting, Consents and Waivers. During an Operative Period or a Five-year Period, the Trustees shall:

                  (i) to the extent any requisite funds are available in the Trust, exercise all conversion, subscription and similar rights of whatsoever nature pertaining to any and all property held in trust hereunder, including any right granted under any agreement relating to the property held in the Trust or otherwise relating to the Settlor's affairs, to which the Trustees may be or become a party or become entitled to exercise the rights of a party thereto, including without limitation any option or option agreement; and

                  (ii) vote (or execute and deliver proxies, discretionary or otherwise, to vote) shares, stocks, participation certificates or other equity securities held in the Trust, and execute consents and waivers, general or specific, for any corporate action or proceeding; in each and every case in such manner, for such purposes, upon such terms and conditions, in favor of and as set forth in any resolution proposed by the U.S. Corp. Board and in opposition to any resolution opposed by the U.S. Corp. Board;

provided, however, that the Trustees shall not take any action or fail to take any action with respect to the capitalization of U.S. Corp. which would result in the dilution of the Settlor's Beneficial Ownership to less than the lower of
(I) 50.1% of the voting power represented by the outstanding Voting Shares of U.S. Corp. and (II) the percentage of the voting power of U.S. Corp. represented by the Shares Beneficially Owned by the Settlor at such time (in either such case a "Dilution") unless, (A) in conjunction with such a Dilution, a sufficient number of subscription rights ("Sufficient Rights") for Voting Shares of U.S. Corp. are offered to the Trust (at a price no greater than the lower of (x) the price of any other subscription right for the same class of Voting Shares of U.S. Corp offered to any other person during the 90 days preceding such offer to the Trust and (y) the average trading price of the same class of Voting Shares of U.S. Corp. during the 90 days preceding such offer to the Trust) so that, if exercised, such a Dilution would not occur (taking into account for this purpose subscription rights offered to the Mirror Trust, if pursuant to section 1.5(b) the Trust transfers Shares to the Mirror Trust) and (B) prior to the Trustees taking or failing to take any action resulting in a Dilution, the Settlor provides funds or an irrevocable and confirmed bank letter of credit or other financial instrument in form and substance satisfactory to the Trustees, in an amount sufficient to exercise such subscription rights, to the Trust, together with a notice to the Trustees requesting exercise of the subscription rights; provided further, however, that it is the desire of the Settlor that, if the U.S. Corp. Board takes action with respect to the capitalization of U.S. Corp. not requiring shareholder approval which would constitute a Dilution, the U.S. Corp. Board offers to the Trust Sufficient Rights. If the conditions set forth in clauses (A) and (B) of the preceding sentence are satisfied, the Trustees shall acquire additional Voting Shares of U.S. Corp. pursuant to such subscription rights, which Voting Shares shall be held in the Trust. The Settlor agrees that any notice to the Trustees requesting exercise of subscription rights shall be deemed, regardless of any contrary instructions in such notice, to be an instruction to the Trustees to cause such Voting Shares to be held in the Trust. Subject to Section 6.4(a)(i), the Trustees shall have no obligation to exercise such subscription rights if the Settlor does not provide funds as described above, and, if such subscription rights are negotiable, shall thereupon sell or otherwise dispose of such subscription rights on such terms as they shall determine in their sole discretion.

                  (b) Investment Powers. The Trustees shall invest available cash funds only as permitted in Section 6.3(a), Section 6.4(a) or in the following investments, each of which shall be held by the Trust until maturity unless the Trustees are otherwise directed by the Settlor:

                  (i) direct obligations of the United States of America, or

                  (ii) obligations fully guaranteed by the United States of America, or

                  (iii) certificates of deposit issued by, or bankers' acceptances of, or time deposits or a deposit account with, any bank, trust company or national banking association incorporated or doing business under the laws of the United States of America or one of the States thereof, having combined capital and surplus of at least $100,000,000 and having a rating of "C" or better from the Keefe Bank Watch Service, or

                  (iv) commercial paper of the 10 largest finance companies in the United States, as determined by reference to the then most recently published Moody's Commercial Paper Record, which directly issue their own commercial paper and which are doing business under the laws of the United States of America or one of the States thereof and in each case having a rating assigned to such commercial paper by Standard & Poor's Corporation or Moody's Investors Service, Inc. (or, if neither such organization shall rate such commercial paper at any time, by any nationally recognized rating organization in the United States of America equal to the highest rating assigned by such organization, or

                  (v) obligations of the type described in clauses (i) through
         (iv) above, purchased from any bank, trust company or banking association referred to in clause (iii) above pursuant to repurchase agreements obligating such bank, trust company or banking association to repurchase any such obligation not later than, during an Operative Period, 30 days, or during a Five-year Period or any other period, 180 days, after the purchase of any such obligation;

provided, however, that (x) during an Operative Period, the Trustees shall not invest in any obligation of the type described in clauses (i) through (iv) above with a term longer than 30 days and (y) during a Five-year Period or any other period, the Trustees shall not invest in any obligation of the type described in clauses (i) through (iv) above with a term longer than 180 days; provided further, however, that during an Operative Period, a Five-year Period or any other period, the Trustees shall not invest in any obligation with a maturity date after the earlier of (A) the projected expiration date of such period and
(B) the projected termination date of the Trust.

                  (c) Transfer of Trust to New Corporation. (i) During an Operative Period or a Five-year Period, the Trustees shall have the power to, if required in their judgment and (ii) during a period other than an Operative Period or a Five-year Period, the Settlor and the Trustees may, by mutual consent, in each case for tax or other purposes consistent with the purposes and intent of, and compliance with, the Trust, form or cause to be formed a corporation, corporations or other legal entity or entities under the laws of any country or any subdivision thereof and may transfer to any such corporation or entity any property held in the Trust in exchange for the shares, stock, participation certificates, bonds, notes, debentures, mortgages or other securities of such corporation or entity. In such event, the Trustees shall hold the shares, stock, participation certificates, bonds, notes, debentures, mortgages or other securities so acquired and shall do all such acts, take all such proceedings and pay all such expenses as the Trustees so forming such corporation or entity may determine to be necessary and proper to fulfill the purposes and intent of, and compliance with, this Article VI.

                  (d) Amendments After the Commencement Date. Notwithstanding the provisions of Section 1.5(d), from the Commencement Date, the Settlor may not amend this Trust Agreement until such time as the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired.

                  (e) Registration. During an Operative Period or a Five-year Period, the Trustees may cause any and all property at any time held hereunder to be registered or held in the name of any nominee, or to be held in bearer form, without in any such case indicating in any way that such property is held in a fiduciary capacity.

                  (f) Auditors. During an Operative Period or a Five-year Period, the Trustees shall appoint an international firm of certified public accountants to perform an annual audit of the accounts of the Trust, a report on which shall be addressed to the Trustees and the Settlor.

                  (g) Change of Situs. Notwithstanding anything contained herein to the contrary, (i) during an Operative Period or a Five-year Period, the Trustees shall have the power to, if required in their judgment, and (ii) during a period other than an Operative Period or a Five-year Period, the Settlor and the Trustees may, by mutual consent, in each case in order to effectuate the purposes and intent of, and compliance with, the Trust, at any time and from time to time by a written instrument to be maintained in the permanent records of the Trust, declare that this Trust Agreement shall, from the date of such instrument (or where any later date is specified therein, then from such date) be governed, construed and regulated by the laws of the country or any subdivision thereof designated in such instrument and that the Trustee or Trustees named in such instrument shall thereupon be the Trustee or Trustees hereunder in the place and instead of the persons then acting as Trustees hereunder, who shall cease to be Trustees hereunder unless named in such instrument. Such newly appointed Trustee or Trustees and any successor Trustees appointed thereafter shall be citizens, residents or corporations incorporated under the laws of the country or any subdivision thereof named in such instrument, if such citizenship, residence or incorporation shall be required in order to confer jurisdiction over the trust created hereunder. Notice of any change of situs hereunder shall be given to the Settlor.

                  (h) Broad Discretion in Effectuating Article VI. In addition to any other powers enumerated in this Trust Agreement, the Trustees are specifically empowered to take by majority vote any and all action which they deem necessary and proper to effectuate the purposes and intent of, and compliance with, this Article VI, including, but not limited to, the commencement or defense of litigation, entering into binding agreements affecting the Trust corpus, confirming the commencement and termination of an Operative Period or a Five-year Period, confirming whether an offer made by a Bidder or Lafarge is a Qualifying Offer, confirming the existence of an Acquiring Person and determining whether the price offered to U.S. Corp's shareholders is in compliance with the requirements enumerated in a Qualifying Offer. Any decision or determination made by the Trustees shall be in their sole and entire discretion and shall be final and shall not be subject to review except by the Trustees. The Settlor agrees to assist the Trustees by notifying them as soon as possible of (i) the occurrence of any Commencement Date, Operative Date, or Publication and (ii) the reduction of Lafarge's Beneficial Ownership of Voting Shares below 20% of the voting power represented by the outstanding Voting Shares of U.S. Corp. or the existence of a Person with Beneficial Ownership of Voting Shares of U.S. Corp. greater than Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp.

                  SECTION 6.5 The Trustees.

                  (a) Removal. During an Operative Period or a Five-year Period, any Trustee may be removed, with cause, only by a majority of the then acting Trustees, by a written instrument delivered to all Trustees. Any such removal shall be effective upon the execution of such written instrument. For purposes of this Section 6.5(a), "cause" shall include (i) the conviction of a Trustee by a United States court for the commission of a felony, (ii) the perpetration of a dishonest act or common law fraud against the Settlor, (iii) any act or omission which constitutes a material breach by a Trustee of his obligations or agreements under this Agreement or the failure or refusal of such Trustee to perform any significant duties reasonably required hereunder, (iv) incapacity due to physical or mental illness or (v) an affiliation or other association with a Bidder.

                  (b) Successor and Additional Trustees. In the event that during an Operative Period or a Five-year Period any Trustee hereunder shall cease to act as Trustee hereunder for any reason and there shall be less than three (3) remaining Trustees, a successor Trustee (which may not be a Person Affiliated or otherwise Associated with the Bidder, such a Person being an "Affiliated Trustee") shall be promptly appointed only by the remaining Trustee or Trustees. During an Operative Period or a Five-year Period, the number of Trustees may be enlarged by the appointment of additional Trustees (other than Affiliated Trustees) only by a majority of the then acting Trustees.

                  (c) Settlor's Directions. From the Commencement Date until such time as the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, the Settlor shall not have the power to direct or instruct the Trustees to take any action or fail to take any action (including, but not limited to, the incurrence of debt), unless such direction or instruction by the Settlor is specifically provided for in this Article VI.

                  SECTION 6.6 Indemnification.

                  (a) Continuing Indemnification. The Settlor hereby agrees that the Settlor's indemnities contained in Section 2.3 shall continue during an Operative Period or a Five-year Period with respect to the acts and omissions of each Trustee with the same force and effect as if separately stated herein.

                  (b) Protection Against Liability. The Trustees may be forced to make determinations on the basis of incomplete, inaccurate or misrepresented facts. It is the express intention of the Settlor, as the grantor of the Trust, that the Trustees shall be fully protected against liability in making any determination hereunder in good faith or in relying on any information or written instructions.

                  SECTION 6.7 Certain Expenses.

                  The fees and expenses of the investment banking firms, accounting firms or similar experts to be appointed by the Trustees pursuant to Sections 6.1(r), 6.1(y)(iii) and 6.1(y)(iv)(3) shall be borne by the Bidder or Lafarge, depending on whether the determination and/or opinion to be delivered by such expert is delivered on behalf of the Bidder or Lafarge.

                                  Article VII

                  SECTION 7.1 Conflicts of Interest. A person may serve as a Trustee (or participate in the action of such Trustee) and may participate in the making of any determination or the taking of any action, even though such person is a person who benefits, or may benefit, from such determination or such action or has a legal obligation for the support of a person who benefits, or may benefit, from such determination or such action.

                  In the case of a sale, purchase, rendering of legal or financial services or any other transaction relating to any trust property through any firm or corporation of which any Trustee is an officer, director, member or employee of such firm or corporation or has any interest therein, the Trustees may pay the usual commission or other reasonable compensation to such firm or corporation payable by an independent third party.

                  The Settlor authorizes any Trustee to participate in the management or operation of any corporation the stock of which is held in the Trust, or any successor thereto, as a director or officer or in any capacity whatsoever, and to exercise all the powers inherent in such position as such Trustee shall deem to be in the best interests of any such corporation, notwithstanding the fact that any such Trustee may have a beneficial interest under the Trust, or as an officer or employee of one or more of said companies, including, but not by way of limitation, the following powers:

                  (i) to engage, compensate or discharge any person as manager, employee, agent, attorney, accountant, consultant or other representative of any such corporation, even though such person may own stock in such corporation or may have a beneficial interest in the trust hereunder;

                  (ii) to authorize incentive payments including, but not limited to, bonuses and profit-sharing plans;

                  (iii) to enlarge, diminish or change the scope or nature of the activities of any such corporation; and

                  (iv) to exercise any of the powers and rights herein granted in conjunction with anyone who also may have an interest in any such corporation.

                  SECTION 7.2 Form of Notices. The Trustees may accept a communication by telephone, telex, telegram, telecopy, cable, radiogram or other electronic communication purporting to have been sent by any person authorized (either alone or jointly with others) to give any notice or direction or to make any determination hereunder, in lieu of a written instrument, and the Trustees shall be fully protected for any action taken or omitted by them in reliance upon such communication by telephone, telex, telegram, telecopy, cable, radiogram or other similar electronic communication. The Trustees may require that the signature or signatures on any written instrument be acknowledged. Any notice required to be delivered to the Settlor hereunder shall be delivered to the Board of Directors of Lafarge, care of the President of Lafarge at Lafarge's address listed in its most recently published annual report.

                  SECTION 7.3 Majority Rule. Except where otherwise specifically provided, when under the Trust Agreement an act or decision is required to be taken or made by the Trustees, such act or decision shall only be taken or made by a majority of the Trustees (which shall include no less than two Trustees), and such majority action or decision shall be binding for all purposes even though the other Trustee(s) have not been consulted or notified, provided such Trustees so acting have made reasonable efforts to contact him or them.

                  SECTION 7.4 Binding Effect. This Trust Agreement, as amended, shall be binding on and inure to the benefit of the successors-in-interest of the Settlor.

                  SECTION 7.5 Additional Property. The Trust corpus may be increased by the Settlor or by any other Person by the delivery to the Board of property acceptable to the Board.

                  SECTION 7.6 Headings. The section headings herein are for convenience of reference only, do not constitute part of this Trust Agreement, as amended, and shall not be deemed to limit or otherwise affect any of the provisions hereof.

                  SECTION 7.7 Effective Date. This instrument shall be effective only upon execution by the Settlor and all of the Board.

                  SECTION 7.8 Counterparts. This Trust Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have hereunto set their hands and agree to be bound by the terms of this Trust Agreement, and the undersigned Trustees accept their appointment hereunder, as of August 1st, 2000.


                                                    LAFARGE S.A.


                                                    By:/s/ Bertrand P. Collomb
                                                       -------------------------
                                                               Chairman



/s/  Alfred J. Ross    /s/  John H.F. Haskell, Jr.  UNITED STATES TRUST COMPANY
-------------------    ---------------------------     OF NEW YORK, as Trustee
     Trustee                    Trustee

                                                    By: /s/  James Logan
                                                       -------------------------
                                                       Title:

                                   APPENDIX A



                   Terms and Conditions to a Qualifying Offer

                  (1) Notwithstanding any other provision of the offer, [name of offeror] will not accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-l(c) (relating to [name of offeror]'s obligations to pay for or return tendered shares promptly after the termination or withdrawal of the offer), pay for any shares not theretofore accepted for payment or paid for, if an injunction which prevents the acceptance or payment for any shares shall have been issued by a United States court and shall remain in effect; provided, however, that such offer shall remain open until such injunction is final and not subject to an appeal in any jurisdiction of the United States.

                  (2) Notwithstanding any other provision of the offer, [name of offeror] will not accept for payment or pay for any shares and shall terminate the offer, if [name of Bidder] does not become an Acquiring Person (all capitalized terms used herein if not otherwise defined shall have the respective meanings ascribed to such terms in the U.S. Holdings Agreement and Articles of Trust, dated as of August 1st, 2000 among Lafarge S.A., as Settlor and the Trustees thereunder) (the "Acquisition Condition").

                  The condition described in paragraph (1) above may be waived by [name of offeror] at any time in its sole discretion. The Acquisition Condition may not be waived.

                                    EXHIBIT A



                        FORM OF STOCK TRANSFER AGREEMENT

                  Agreement dated as of August 1st, 2000 between Lafarge S.A., a French societe anonyme, and Lafarge (U.S.) Holdings, a New York trust
("U.S. Holdings").


                                   WITNESSETH


                  WHEREAS, Lafarge (the "Transferor") owns 30,363,683 shares of the common stock, par value $ 1.00, of Lafarge Corporation ("U.S. Corp."), a corporation organized under the laws of Maryland (the "Shares"); and

                  WHEREAS, the Transferor wishes to transfer and U.S. Holdings wishes to become the legal owner of the Shares on the terms and subject to the conditions hereinafter set forth.

                  NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.       Transfer and Contribution of Shares
         In consideration for the delivery of the U.S. Holdings Shares referred to below, concurrently with the execution and delivery of this Agreement, (a) the Transferor is, effective as of the date hereof, transferring legal ownership of the Shares to U.S. Holdings (the "Transfer") and (b) U.S. Holdings is accepting the Transfer on the terms and conditions hereinafter set forth. Delivery of the Shares, effective as of the date hereof, is being effected by the Transferor's transmittal of a letter to EquiServe Trust Company N.A., instructing such institution to substitute U.S. Holdings for the Transferor as the owner of the Shares.

2.       Delivery of U.S. Holdings Shares
         In consideration for the transfer of the Shares, U.S. Holdings agrees to issue and deliver to the Transferor 30,363,683 shares of beneficial interest in U.S. Holdings ("U.S.

         Holdings Shares"). Delivery of one or more certificates evidencing the U.S. Holdings Shares, and registered in the Transferor's name, shall be made by U.S. Holdings.

3.       Valuation

         For purposes of the financial statements of the Transferor, the U.S. Holdings Shares referred to above shall be valued on the basis of the acquisition cost of the Transferor, i.e., 2,463,678,287.04 French Francs.

4.       Representations and Warranties

         A. The Transferor represents and warrants the following to U.S.
            Holdings:

            a. The Transferor has full power, authority and legal right to enter into and perform its obligations under this Agreement;

            b. The execution, delivery and performance of this Agreement by the Transferor has been duly authorized by all necessary corporate action, has received all necessary governmental approvals, and this Agreement is a legal, valid and binding obligation of the Transferor; and

            c. The Shares being transferred are validly issued, fully paid and non-assessable, are being transferred free and clear of all liens, encumbrances and charges other than those arising pursuant to this Agreement and, upon the Transfer, U.S. Holdings will hold such Shares in accordance with, and subject to the terms of, this Agreement.

         B. U.S. Holdings represents and warrants to the Transferor as follows:

            a. U.S. Holdings has full power, authority and legal right to enter into and perform its obligations under this Agreement;

            b. The execution, delivery and performance of this Agreement by U.S. Holdings has been duly authorized by all necessary action, does not require any U.S. governmental approvals and this

                  Agreement is a legal, valid and binding obligation of U.S. Holdings; and

            c. The U.S. Holdings Shares, when issued and delivered in accordance with the terms of this Agreement, will be validly issued.

5.       Additional Shares of U.S. Corp. Stock

         The parties agree that the Transferor and any corporation controlled by the Transferor may transfer additional shares in the capital stock of U.S. Corp. to U.S. Holdings at such times and on such terms as are mutually acceptable to the corporation transferring such shares and U.S. Holdings.

6.       Further Assurance
         The Transferor and U.S. Holdings each agree, from time to time, upon the request of any other party, to take such action and execute such documents or other instruments as may be necessary or desirable to confirm or better evidence the transactions contemplated hereby.

7.       Notices
         All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been sufficiently given if delivered personally, sent by airmail with postage prepaid or sent by telegram, telex or cable, as follows:

              If to the Transferor: Lafarge S.A.
                                    61, rue des Belles Feuilles
                                    75116 PARIS, France


              If to U.S. Holdings:  Shearman & Sterling
                                    599 Lexington Avenue
                                    New York, New York 10022
                                    Attn: Alfred J. Ross

8.       Binding Effect
         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

9. Governing Law; Jurisdiction (a) This Agreement and any cause of action arising out of or related to this Agreement shall be governed by, and construed under, the laws of the State of New York applicable to contracts executed in and to be performed entirely in such State.

                  (b) All litigation with respect to any claims, disputes or causes of action arising out of or related to this Agreement shall be commenced exclusively in the Federal courts of the United States located in New York County in the State of New York, or, if such courts do not accept jurisdiction, in the Supreme Court of the State of New York, New York County.

10.      Entire Agreement; Counterparts
         This Agreement constitutes the entire agreement between the parties relating to the subject matter of this Agreement and there are no terms other than those contained herein. This Agreement may not be modified or amended except in writing signed by the parties hereto. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered in New York, New York the day and year first above written.

                                      LAFARGE


                                      By:
                                         ---------------------------------------
                                                     Attorney-in-Fact



                                      LAFARGE (U.S.) HOLDINGS,
                                               A New York Trust


                                      By:
                                         ---------------------------------------
                                                     Trustee



                                         ---------------------------------------
                                                     Trustee



                             UNITED STATES TRUST COMPANY
                             OF NEW YORK, as Trustee


                                      By:
                                         ---------------------------------------
                                                     Title:

                                    EXHIBIT B



                    [Form of Settlor Certificate - Series A]
                                                                    _____ Shares


                            LAFARGE (U.S.) HOLDINGS,
                                a New York Trust


                  THIS CERTIFIES that Lafarge is the owner of ________ shares of beneficial interest of Lafarge (U.S.) Holdings, a New York trust created by an Agreement and Articles of Trust dated as of August 1st, 2000 (as the same may be amended or supplemented from time to time herein called the "Trust Agreement").

                  Reference is hereby made to the Trust Agreement for statements of the rights of the holder of this Settlor Certificate, as well as for a statement of the terms and conditions of the trust created by the Trust Agreement, to all of which terms and conditions the holder hereof agrees by its acceptance of this Settlor Certificate.

                  The shares of beneficial interest of Lafarge (U.S.) Holdings represented by this certificate may only be transferred in accordance with the provisions of the Trust Agreement and the holder hereof, by its acceptance, agrees not to transfer this certificate, or the shares of beneficial interest represented hereby, except in accordance with the provisions of the Trust Agreement.





Dated as of: _____________

                                                LAFARGE (U.S.) HOLDINGS,
                                                   A New York Trust


                                                By:
                                                   -----------------------------
                                                            Trustee



                                                   -----------------------------
                                                            Trustee

                                    EXHIBIT C


                    [Form of Settlor Certificate - Series E]
                                                                    _____ Shares


                            LAFARGE (U.S.) HOLDINGS,
                                a New York Trust


                  THIS CERTIFIES that Lafarge is the owner of ________ shares of beneficial interest of Lafarge (U.S.) Holdings, a New York trust created by an Agreement and Articles of Trust dated as of August 1st, 2000 (as the same may be amended or supplemented from time to time herein called the "Trust Agreement").

                  Reference is hereby made to the Trust Agreement for statements of the rights of the holder of this Settlor Certificate, as well as for a statement of the terms and conditions of the trust created by the Trust Agreement, to all of which terms and conditions the holder hereof agrees by its acceptance of this Settlor Certificate.

                  The shares of beneficial interest of Lafarge (U.S.) Holdings represented by this certificate may only be transferred in accordance with the provisions of the Trust Agreement and the holder hereof, by its acceptance, agrees not to transfer this certificate, or the shares of beneficial interest represented hereby, except in accordance with the provisions of the Trust Agreement.





Dated as of: ______________________

                                                LAFARGE (U.S.) HOLDINGS,
                                                  A New York Trust


                                                By:
                                                   -----------------------------
                                                            Trustee



                                                   -----------------------------
                                                            Trustee

                                                                       EXHIBIT 2








                              PARIS-ZURICH HOLDINGS
                         AGREEMENT AND ARTICLES OF TRUST
                          DATED AS OF AUGUST 1st, 2000

                            -------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                    ARTICLE I

Section 1.1.    Retention of Shares............................................5
Section 1.2.    Voting of Shares and Shares of Beneficial Ownership............5
Section 1.3.    Engagement in Business.........................................5
Section 1.4.    Trust Termination..............................................5
Section 1.5.    Irrevocability, Transfers and Amendments.......................5
                (a)  Irrevocability............................................6
                (b)  Sale of Securities in Trust...............................6
                (c)  Amendments................................................6
Section 1.6.    Contribution of Funds for Expenses.............................7
Section 1.7.    Broad Discretion...............................................7
Section 1.8.    Governing Law; Exclusive Jurisdiction..........................7
                (a)  Governing Law.............................................7
                (b)  Exclusive Jurisdiction....................................7
Section 1.9.    Trust Address..................................................7

                                   ARTICLE II

Section 2.1.    Number and Vacancy of Board....................................7
Section 2.2.    Fees...........................................................8
Section 2.3.    Indemnification................................................8
                (a)  General Indemnification...................................8
                (b)  Specific Indemnification..................................9
                (c)  Survival of Indemnification...............................9
Section 2.4.    Trustee Reliance...............................................9
Section 2.5.    Trustee Consultation...........................................9

                                   ARTICLE III

Section 3.1.    Settlor Certificates...........................................9
                (a)  Form......................................................9
                (b)  Additional Contributions..................................9
                (c)  Additional Settlor Certificates..........................10
                (d)  Stock Dividends, etc.....................................10
                (e)  Registration.............................................10
                (f)  Cancellation of Settlor Certificates.....................10

                                   ARTICLE IV

Section 4.1.    Transfers.....................................................10
Section 4.2.    Restrictions..................................................11
Section 4.3.    Pledges.......................................................11

                                    ARTICLE V

Section 5.1.    Income........................................................11
Section 5.2.    Tax Credits...................................................12

                                   ARTICLE VI

Section 6.1.    Definitions...................................................12
Section 6.2.    Statement of Intent...........................................18
Section 6.3.    Provisions Governing Income and Principal of the
                Trust During an Operative Period or a Five-year Period........20
                (a)  Income...................................................20
                (b)  Principal................................................20
Section 6.4.    Powers and Administrative Provisions Governing the Trust
                During an Operative Period or a Five-year Period, etc.........21
                (a)  Voting, Consents and Waivers.............................21
                (b)  Investment Powers........................................22
                (c)  Transfer of Trust to New Corporation.....................23
                (d)  Amendments After the Commencement Date...................23
                (e)  Registration.............................................23
                (f)  Auditors.................................................23
                (g)  Change of Situs..........................................23
                (h)  Broad Discretion in Effectuating Article VI..............24
Section 6.5.    The Trustees..................................................24
                (a)  Removal..................................................24
                (b)  Successor and Additional Trustees........................24
                (c)  Settlors' Directions.....................................24
Section 6.6.    Indemnification...............................................24
                (a)  Continuing Indemnification...............................25
                (b)  Protection Against Liability.............................25
Section 6.7.    Certain Expenses..............................................25

                                   ARTICLE VII

Section 7.1.    Conflicts of Interest.........................................25
Section 7.2.    Form of Notices...............................................26
Section 7.3.    Majority Rule.................................................26
Section 7.4.    Binding Effect................................................26
Section 7.5.    Additional Property...........................................26
Section 7.6.    Headings......................................................26
Section 7.7.    Effective Date................................................26
Section 7.8.    Counterparts..................................................26

APPENDIX A      Terms and Conditions to a Qualifying Offer....................28

Exhibit A       Form of Stock Transfer Agreement..............................29
Exhibit B       Form of Settlor Certificate...................................35

                              PARIS-ZURICH HOLDINGS
                         AGREEMENT AND ARTICLES OF TRUST
                          DATED AS OF AUGUST 1st, 2000

                  AGREEMENT AND ARTICLES OF TRUST made, delivered and accepted as of this 1st day of August, 2000, among Lafarge (U.S.) Holdings ("Lafarge (U.S.) Holdings"), a New York trust of which Lafarge S.A. ("Lafarge"), a French societe anonyme, is the sole settlor, Cementia Holding AG ("Cementia"), a corporation organized under the laws of Switzerland and an indirect subsidiary of Lafarge, as settlors (Lafarge (U.S.) Holdings and Cementia being, together, the "Settlors" and, individually, a "Settlor") and Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, New York and United States Trust Company of New York, a New York corporation, as trustees (such individuals and corporation and their successors as trustees are herein, collectively, the "Board" or the "Trustees", and, individually, a "Trustee"). The trust created by this Agreement and Articles of Trust ("Trust Agreement") is herein sometimes referred to as the "Trust" or "Paris-Zurich Holdings".

                  1. WHEREAS, Cementia is the owner of 7,682,110 shares (the "Cementia Shares") of common stock, $1.00 par value per share, of Lafarge Corporation, a Maryland corporation ("U.S. Corp.");

                  2. WHEREAS, U.S. Holdings is the owner of 7,346,431 shares (the "Holdings Shares" and, together with the Cementia Shares, the "Shares") of common stock, $1.00 par value per share, of U.S. Corp.;

                  3. WHEREAS, pursuant to Section 1.5(b) of the Lafarge (U.S.) Holdings Agreement and Articles of Trust dated as of August 1st, 2000 (the "U.S. Trust Agreement"), Lafarge has the right, at any time before a Commencement Date (as defined in the U.S. Trust Agreement) and on or before July 31, 2001, to transfer to this Trust shares of U.S. Corp. common stock held by Lafarge (U.S.) Holdings;

                  4. WHEREAS, Lafarge has determined:

(i) to extend to the public shareholders of each of U.S. Corp., of Lafarge Canada, Inc. ("LCI"), a corporation organized under the laws of Canada, of Cementia Holding AG ("Swiss Corp."), a corporation organized under the laws of Switzerland and of C.A. Fabrica Nacional de Cementos S.A.C.A ("Venezuelan Corp."), a corporation organized under the laws of Venezuela, for a period of ten years from the date hereof, in the event of a tender or exchange offer under French law for Lafarge's shares :

         (a) an opportunity, comparable to that presently enjoyed under French law and regulation by public shareholders of French subsidiaries of French corporations, to receive a tender offer for their shares, or alternatively,

         (b) an assurance that the strategy and policies of U.S. Corp., LCI, Swiss Corp. and Venezuelan Corp. will not be substantially modified as a result of a successful tender or exchange offer for Lafarge's shares, if at such time Lafarge's Beneficial Ownership (as defined in Section 6.1) of Voting Shares (as defined in Section 6.1) of such corporation comprises 20% or more of the voting power represented by the outstanding Voting Shares of such corporation (assuming that at such time Lafarge's 20% or more Beneficial Ownership of Voting Shares of such corporation is greater than the Beneficial Ownership of Voting Shares of such corporation owned by any other Person (as defined in Section 6.1));

(ii) to cause the Settlor to provide such opportunity through the mechanisms established in Article VI of this Trust Agreement solely in the event of a transaction with respect to Lafarge governed by Title V of the Reglement General of the Conseil des Marches Financiers, Paris, France, to confirm its acceptance of the Trust Agreement and to cause to be executed or execute similar trust agreements (A) with respect to Swiss Corp. (the "Swiss Trust Agreement") to provide similar opportunities for the public shareholders of Swiss Corp., and (B) with respect to Venezuelan Corp. (the "Venezuelan Trust Agreement") to provide similar opportunities for the public shareholders of Venezuelan Corp.;

(iii) to provide in this Trust Agreement inducements for a person making a tender or exchange offer for Lafarge's shares to make a comparable tender offer for U.S. Corp.'s public shares and LCI's public shares, on the terms and conditions hereinafter provided (the "U.S. Tender Offer"), failing which Lafarge shall make such U.S. Tender Offer;

(iv) to provide in this Trust Agreement, if the U.S. Tender Offer is not made and consummated, for a five-year exercise by the Trustees for the protection of the public equity holders of U.S. Corp. and LCI, of the voting rights with respect to the U.S. Corp. securities held in the Trust on the terms and conditions hereinafter provided;

(v) to make public disclosure that Lafarge has taken measures to provide certain protections to the public shareholders of U.S. Corp., LCI, Swiss Corp. and Venezuelan Corp. in the event of a tender or exchange offer for Lafarge's shares; and

(vi) to notify formally any person making a tender or exchange offer for Lafarge's shares of the specific requirements of this Trust Agreement, the Swiss Trust Agreement and the Venezuelan Trust Agreement, promptly after Lafarge is notified that a tender or exchange offer for its shares is being commenced;

                  5. WHEREAS, a Commencement Date (as such term is defined in the U.S. Trust Agreement) has not occurred;

                  6. WHEREAS, the Settlors request and the Board accepts the Settlors' request to retain the corpus for the benefit of the Settlors as the beneficiaries of the Trust and as hereinafter set forth;

                  7. WHEREAS, Lafarge and Cementia are as of the date hereof entering into a Paris-Zurich Holdings Settlor Agreement (the "Settlor Agreement") to provide for consultation and other rights in connection with their respective interests in this Trust; and

                  NOW, THEREFORE, by execution of the below-mentioned Stock Transfer Agreement, each of Cementia and Lafarge (U.S.) Holdings assigns, transfers, contributes and conveys to the Board of Paris-Zurich Holdings the Cementia Shares and the Lafarge Shares, respectively, and the Board of Paris-Zurich Holdings agrees to hold the Shares, IN TRUST, for the uses and purposes and on the terms and conditions set forth below. The Board of Paris-Zurich Holdings shall hold, manage, invest and reinvest the principal of the Trust and shall dispose of income and principal in accordance with the terms hereof.

                                   ARTICLE I

                  Section 1.1. Retention of Shares. The Board is directed to enter into a Stock Transfer Agreement with the Settlors, in the form attached hereto as Exhibit A (the "Transfer Agreement"), providing for the contribution and transfer to the Trust of the Shares owned by each of the Settlors, such transfers to be evidenced by shares of beneficial interest in Paris-Zurich Holdings in the form attached hereto as Exhibit B ("Settlor Certificates") in an amount equal to the number of Shares so transferred by each of the Settlors. The Board is directed to retain the Shares subject to the terms and conditions of this Trust Agreement and the Stock Transfer Agreement, until otherwise directed by the Settlors in accordance with this Trust Agreement. Notwithstanding the preceding sentence, such retention is subject to the limitations and restrictions imposed by Article VI. The Board shall incur no liability on account of such retention.

                  Section 1.2. Voting of Shares and Shares of Beneficial Ownership. Subject to Article VI, the Board shall vote the Shares as instructed by the Settlors holding a majority of the beneficial interest in the Trust (computed on the basis of their respective interests in the Trust and herein called the "Majority").

                  Section 1.3. Engagement in Business. The Board shall not have the power to engage in any trade or business, nor shall the Settlors have the power to direct the Board to engage in any trade or business.

                  Section 1.4. Trust Termination. The Trust shall terminate and the Board shall distribute the assets of the Trust to each of the Settlors in accordance with each Settlor's respective interest in the Trust on the latter of
(i) July 31, 2010; (ii) the expiration of any Operative Period (as defined in
Section 6.1) if such Operative Period is not followed by a Five-Year Period (as defined in Section 6.1); (iii) the expiration of any Five-Year Period. In addition, if at any time before a Commencement Date (as defined in Section 6.1) or, at any time after a Commencement Date, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period (each as defined in Section 6.1) are not likely to occur or have expired, at any time after a Commencement Date, the Settlor or any Affiliate of the Settlor, launches a tender or exchange offer on the Voting Shares (as defined in Section 6.1) of U.S. Corp., the Trust shall terminate upon the filing with the United States Securities and Exchange Commission of the Schedule TO relating to such tender or exchange offer.

                  Section 1.5. Irrevocability, Transfers and Amendments.

                  (a) Irrevocability. Each of the Settlors declares that the Trust hereby created is irrevocable and that neither Settlor shall have the right to revoke this Trust Agreement at any time as to any of its interest in the Trust. Each of the Settlors further declares that neither Settlor shall have the right to withdraw, sell, assign, transfer or otherwise dispose of the whole or any part of the Trust corpus, except as specifically provided in this Trust Agreement.

                  (b) Sale of Securities in Trust. The Majority shall have the right, at any time before a Commencement Date, or, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, at any time after a Commencement Date, to direct the Trustees to sell all or some of the Shares held by the Trust to any Settlor of the Trust, whether or not such Settlor is an Affiliate or an Associate (each as defined in Section 6.1) of Lafarge, or to a person or entity who or which is not an Affiliate or an Associate of Lafarge and distribute the proceeds from such sale less any expenses associated with such sale (the "Proceeds") to each Settlor in proportion to each Settlor's interest in the Trust prior to such sale; provided, however, that, notwithstanding any other provision of this Trust Agreement, if at any time before a Commencement Date, or, if the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, at any time after a Commencement Date, Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp. is reduced for any reason below 20% of the voting power represented by the outstanding Voting Shares of U.S. Corp., then (i) notwithstanding the provisions of Section 1.5(a), either of the Settlors may revoke this Trust Agreement with respect to all or any of its respective interest in the Trust and (ii) the provisions of Article VI of this Trust Agreement shall then be ineffective, except that the following Sections of
Article VI shall remain in full force and effect: Section 6.1 to the extent definitions therein are used in other Articles of this Trust Agreement, Section 6.4(b), Section 6.4(c), Section 6.4(g) and Section 6.6. Each Settlor further agrees that (i) if immediately prior to the Trust selling Shares pursuant to this Section 1.5(b), a Settlor's proportionate interest in the total debts of the Trust exceed such Settlor's proportionate interest in the assets of the Trust other than Shares (a "Negative Excess"), the Trustees shall withhold from the Proceeds to be distributed to such Settlor as a result of such sale an amount equal to the lower of such Settlor's Negative Excess and the amount of the Proceeds to be distributed and (ii) immediately following a sale pursuant to this Section 1.5(b), it will deliver to the Trust, for cancellation, Settlor Certificates evidencing the same number of shares of beneficial interest of Paris-Zurich Holdings, as its proportionate share of the Shares sold. If all the Shares held in the Trust are sold pursuant to this Section 1.5(b), the Trust shall automatically and without further action by the Settlors terminate; provided, however, that any such termination shall not affect each Settlor's liability to the Trust for its pro rata share of any unpaid liabilities.

                  (c) Amendments. Notwithstanding the provisions of Section 1.5(a) but subject to Section 6.4(d), the Majority shall have the right to amend this Trust Agreement at any time; provided, however, that any amendment of this Trust Agreement which alters the powers, duties, liabilities or rights to indemnification of the Trustees may only be made with the consent of the Trustees and that, notwithstanding the foregoing or any other provision of this Trust Agreement, no amendment shall be permitted which (i) materially adversely affects the intent, purposes or effectiveness of Article VI or (ii) affects
Section 1.5, except an amendment which further restricts the Settlors' ability under this Trust Agreement to withdraw or transfer the whole or any part of the Trust corpus.

                  Section 1.6. Contribution of Funds for Expenses. Upon the request of the Board, each of the Settlors shall contribute funds in proportion to its respective interest in the Trust to pay all the administrative expenses of the Trust, including, but not limited to, all expenses and costs associated with defending or commencing litigation and indemnifying the Trustees. Notwithstanding, each of the Settlors shall be jointly and severally liable for any and all such expenses. Each of the Settlors hereby agrees to provide an irrevocable bank letter of credit in favor of Paris-Zurich Holdings, in form and substance satisfactory to the Trustees, for its proportional share (computed on the basis of their respective interests in the Trust) of an amount equal to $500,000. Any proceeds of such letters of credit shall be credited to a fund (the "Expense Fund") to be managed by the Trustees and invested in accordance with the provisions of Section 6.4(b) to be used towards payment of such administrative expenses of the Trust incurred from time to time.

                  Section 1.7. Broad Discretion. In addition to any other powers enumerated in this Trust Agreement, the Trustees are specifically empowered to take by majority vote any and all actions which they deem necessary and proper to effectuate the purposes and intent of, and compliance with, this Trust Agreement, including, but not limited to, commencing and defending litigation, entering into binding agreements affecting the Trust and the Trust corpus and retaining (and paying compensation out of the Trust corpus for) any financial advisors, accountants, legal counsel and others whose services the Trustees determine are desirable in connection with the administration of the Trust. Any determination made by the Trustees shall be final and shall not be subject to review except by the Trustees.

                  Section 1.8. Governing Law; Exclusive Jurisdiction.

                  (a) Governing Law. This Trust Agreement, the Trust created hereunder and any cause of action arising out of or related to this Trust Agreement or the Trust shall be governed by, and construed under, the laws of the State of New York applicable to contracts and instruments executed in and to be performed entirely in such State.

                  (b) Exclusive Jurisdiction. All litigation with respect to any claims, disputes or causes of action arising out of or related to this Trust Agreement or the Trust shall be commenced exclusively in the Federal courts of the United States located in New York County in the State of New York, or, if such courts do not accept jurisdiction, in the Supreme Court of the State of New York, New York County.

                  Section 1.9. Trust Address. The address of the Trust shall be c/o Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022,
Attention: Alfred J. Ross, (unless otherwise decided by the Board).

                                   ARTICLE II

                  Section 2.1. Number and Vacancy of Board. Except as otherwise provided in Section 6.5, the Board shall consist of at least three Trustees; provided, however, that in the event of a vacancy, the Board may act through two Trustees pending the appointment of the third Trustee. Any Trustee may resign without leave of court; provided, however, that, if there is only one Trustee remaining, such Trustee shall not resign until, in the absence of action by the

Majority, such Trustee effectively appoints at least one successor Trustee. To the extent practicable, any Trustee proposing to resign shall give prior notice to the other Trustees of such proposed resignation. Subject to Article VI, in the event of a vacancy, the remaining Trustee or Trustees (whether named herein or a successor), in the absence of action by the Majority, shall appoint a successor Trustee. An appointment of a Trustee shall be effective upon the acceptance in writing of such appointment by such Trustee. No Trustee shall be required to give any bond or security or to file any account (other than an annual account and a final account) that might, but for this provision, be required by law. The Trustees will account to the Settlors once a year and the approval of any such account by the Majority shall constitute a full and complete release of the Trustees with respect to all matters contained in such account. No approval of any such account shall be required during a Five-year Period or an Operative Period.

                  Section 2.2. Fees. Subject to the following sentence, each of the Settlors hereby agrees that each Trustee shall be entitled to receive compensation for services rendered as a Trustee hereunder at such rates as may be agreed upon by the Majority and such Trustee from time to time. During a Five-year Period or an Operative Period, each Trustee shall be entitled to receive compensation for services rendered as a Trustee hereunder at such rates as shall have been agreed upon by the Majority or such Trustee prior to the commencement of such Five-year Period or such Operative Period. If the Board determines that any Trustee has rendered services administering this Trust during any period requiring significantly greater time than during any earlier period of equal duration, then such Trustee shall be entitled to reasonable additional compensation as determined in the Board's exclusive discretion.

                  Section 2.3. Indemnification.

                  (a) General Indemnification. Each of the Settlors hereby agrees to assume joint and several liability for, and does hereby indemnify, protect, save and keep harmless, the Board and each Trustee, and his heirs, administrators, executors, successors and assigns, from and against any and all verdicts, judgments, liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Board or such Trustee by reason of or in any way relating to or arising out of this Trust Agreement, the Stock Transfer Agreement or any agreement pursuant to which securities, or cash to purchase securities, have been transferred to Paris-Zurich Holdings (a "Transfer Agreement") or the enforcement of any of the terms of any thereof, or in any way relating to or arising out of the acceptance, ownership and exchange of the Shares or in any way relating to or arising out of the administration of this Trust Agreement or the Stock Transfer Agreement or a Transfer Agreement, or the action or inaction of any Trustee hereunder and under the Stock Transfer Agreement or a Transfer Agreement, whether imposed on, incurred by or asserted against such Trustee at the time such Trustee is acting as a Trustee hereunder or at any time thereafter, except only, in the case of any Trustee, willful misconduct or gross negligence on the part of such Trustee in the performance of his duties hereunder or under the Securities Transfer Agreement. The willful misconduct or gross negligence of any Trustee shall not affect or limit the right of the other Trustees to indemnification hereunder. Without limiting each of the Settlors' liabilities under this Section 2.3(a), the Trustees are entitled to be indemnified from the Trust corpus, including but not limited to, payments for legal and litigation expenses (whether in advance or after services have been provided) and payments under this Trust Agreement to a Trustee or its counsel.

                  (b) Specific Indemnification. Without in any way limiting its obligations pursuant to Section 2.3(a), each of the Settlors hereby agrees to assume joint and several liability for, and to indemnify, protect, save and keep harmless the Board and each Trustee and his heirs, administrators, executors, successors and assigns from and against, any and all verdicts, judgments, liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Board or such Trustee by reason of or in any way relating to or arising out of (i) any pledge of Pledged Securities to any Pledgee, (ii) any attempt or purported attempt to revoke (directly or indirectly) this Trust Agreement with respect to any Pledged Securities or the shares of beneficial interest evidenced by the Delivered Certificates, (iii) any termination or purported termination of any pledge of Pledged Securities to any Pledgee and
(iv) any exercise or purported exercise by any Pledgee of any right, power or remedy with respect to any Pledged Securities, whether imposed on, incurred by or asserted against such Trustee at the time such Trustee is acting as a Trustee hereunder or at any time thereafter.

                  (c) Survival of Indemnification. Notwithstanding any other provision of this Trust Agreement, the provisions of this Trust Agreement with respect to the indemnification of the Trustees (including, but not limited to, Sections 2.3(a), 2.3(b), 6.6(a) and 6.6(b)) shall survive any termination of the Trust or any revocation of this Trust Agreement.

                  Section 2.4. Trustee Reliance. Each Trustee and the Board may rely, and shall be protected in acting or refraining from acting in reliance, upon any certificate, statement, instrument, opinion, report, notice, consent, order, approval or other document believed by such Trustee or the Board to be genuine and to have been signed or presented by the proper person or persons.

                  Section 2.5. Trustee Consultation. Each Trustee and the Board may consult with counsel and any opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered under this Trust Agreement in good faith and in accordance with such opinion of counsel.

                                  ARTICLE III

                  Section 3.1. Settlor Certificates.

                  (a) Form. Settlor Certificates hereafter issued shall be signed on behalf of Paris-Zurich Holdings by at least two of the Trustees and shall be in substantially the form of outstanding Settlor Certificates, unless otherwise provided by a subsequent amendment to this Trust Agreement.

                  (b) Additional Contributions. In the event of a contribution by a Settlor of funds for the acquisition of additional securities of U.S. Corp., new Settlor Certificates shall be issued to such Settlor. In case the Trustees use income of the Trust to purchase additional securities of

U.S. Corp., new Settlor Certificates shall be issued to each of the Settlors in proportion to each Settlor's respective interest in such income.

                  (c) Additional Settlor Certificates. In the cases referred to in Section 3.1(b) above and in Section 3.1(d) and Section 3.1(e) below, additional Settlor Certificates to be issued to each of the Settlors shall evidence the same number of shares of beneficial interest of Paris-Zurich Holdings as the number of shares of U.S. Corp. capital stock acquired by Paris-Zurich Holdings.

                  (d) Stock Dividends, etc.

                  (i) If the Trust is offered an election to receive a dividend in cash or in Equity Securities (as defined in Section 6.1) on any Equity Securities held by the Trust, unless otherwise notified in timely manner by a Settlor with respect to such Settlor's interest in such Equity Securities held by the Trust, the Trustees will cause the Trust to elect to receive the dividend in cash. Each of the Settlors agrees that any notice to the Trustees requesting an election that a dividend be in Equity Securities shall be deemed, regardless of any contrary instruction in such notice, to be an instruction to retain such Equity Securities in the Trust. Each of the Settlors agrees that any other distribution of Equity Securities to the Trust in respect of the Equity Securities held in the Trust (whether as a stock split or otherwise) shall be retained in the Trust.

                  (ii) In the case of a dividend in or other distribution of Equity Securities, additional Settlor Certificates shall be issued to the Settlors on the basis of their holdings, on the relevant record date, of Settlor Certificates representing the Equity Securities upon which such dividend or distribution is made.

                  (e) Registration. The Board shall maintain in the City and State of New York a register for the purpose of registering issuances, transfers and exchanges of Settlor Certificates. A holder of Settlor Certificates intending to transfer some or all of its Settlor Certificates to a new holder shall surrender (or cause to be surrendered) such Settlor Certificates to the Board, together with a written request by or on behalf of such holder for the issuance of new Settlor Certificates, specifying the name and address of the new holder. Promptly upon receipt of such documents, the Board will issue a new Settlor Certificate evidencing the number of shares of beneficial interest (and the same series) as the Settlor Certificate or Certificates surrendered for transfer, and registered in the name of such new holder as specified in the written request by or on behalf of such original holder. Nothing contained in this paragraph shall be deemed to permit the holder of a Settlor Certificate to transfer such Settlor Certificate except subject to the restrictions and limitations imposed by Article VI and in accordance with the terms of Article IV.

                  (f) Cancellation of Settlor Certificates. If at any time any Shares shall be sold or otherwise transferred from the Trust (except pursuant to Section 4.3), such transfer shall (without further act) effect a cancellation of shares of beneficial interest evidenced by Settlor Certificates in a number equal to the number of such Shares transferred.

                                   ARTICLE IV

                  Section 4.1. Transfers. Although no transfers are presently intended, if future events modify such intentions, Settlor Certificates, or the shares of beneficial interest of Paris-

Zurich Holdings evidenced thereby, may only be transferred, subject to the provisions of Article VI, among corporations and business entities affiliated with Lafarge and as provided below in this Article IV.

                  Section 4.2. Restrictions. Without otherwise limiting the provisions of Section 4.1, neither Settlor may assign, convey, pledge, encumber or otherwise transfer any of its respective right, title or interest in and to this Trust Agreement, the Stock Transfer Agreement, any Settlor Certificate or any share of beneficial interest of Paris-Zurich Holdings except subject to the restrictions and limitations imposed by Article VI and in accordance with the provisions of this Article IV.

                  Section 4.3. Pledges. Notwithstanding the provisions of Sections 4.1 and 4.2, but subject to Article VI, the Board is hereby instructed, at the direction of the Majority, to pledge and take any necessary action in connection therewith, including delivery, on behalf of the Trust, to any bank or other financial institution specified by the Majority (a "Pledgee"), Securities (including any additional securities of U.S. Corp. contributed to the Trust) in a number up to the number of Shares held by Paris-Zurich Holdings, if the Majority provides to the Board and to U.S. Corp. a letter or other writing from the prospective Pledgee acknowledging that the Securities to be pledged (the "Pledged Securities") have not been registered under the Securities Act of 1933 and that any subsequent disposition of the Pledged Securities may only be effected in compliance with the registration requirements of the Securities Act of 1933 or any exemption therefrom (the availability of any exemption being established to the satisfaction of counsel for U.S. Corp.) and that the Pledged Securities, or any certificate evidencing any interest in the Pledged Securities, may contain a legend specified by U.S. Corp. noting the existence of this condition. If, at any time during any such pledge, a Pledgee, in accordance with the provisions of any agreement between such Settlor and such Pledgee or otherwise, exercises any right to foreclose upon the Pledged Securities or dispose of the Pledged Securities or any other right of a secured creditor arising upon a default with respect to such Pledged Securities, such exercise shall constitute a revocation of this Trust Agreement with respect to such Pledged Securities and shall (without further act) effect a cancellation of the same number of shares of beneficial interest of Paris-Zurich Holdings as the number of such Pledged Securities. Each Settlor hereby agrees that immediately following a cancellation of shares of beneficial interest of Paris-Zurich Holdings pursuant to the preceding sentence, it will deliver to the Trust Settlor Certificates evidencing the same number of shares of beneficial interest of Paris-Zurich Holdings as its proportionate share of the shares of beneficial interest of Paris-Zurich Holdings cancelled.

                                   ARTICLE V

                  Section 5.1. Income. Unless otherwise provided herein or directed by a Settlor with respect to its interest, the Board shall distribute all income received by Paris-Zurich Holdings to the Settlors in proportion to their respective interests in the income; provided, however, that any instruction to distribute income and any distribution of income shall be subject to Article VI; provided further, however, that the Board shall retain any income received as a stock dividend on Equity Securities and provided further, however, that any instruction by a Settlor requesting that its interest in the income not be distributed shall be deemed to be an instruction to the Trustees to reinvest such income in U.S. Corp. common stock, notwithstanding any contrary directions in such instruction.

                  Section 5.2. Tax Credits. Any tax credits resulting from taxes paid or withheld shall, in accordance with applicable law, be utilizable by the Settlors in accordance with their respective interests in the Trust.

                                   ARTICLE VI

                  Section 6.1. Definitions. Certain definitions in this Section
6.1 (e.g., Sections 6.1(b), 6.1(d), 6.1(e) and 6.1(k)) refer to certain French or United States legal concepts which may be applicable in a French or United States context. The parties hereto agree that the Trustees shall have entire discretion in administering and effectuating the purposes and intent of, and the compliance with, this Trust Agreement to consider the relevance and appropriateness of such application in the specific context. For purposes of this Article VI, the following terms shall have the following meanings:

                  (a) "Acquiring Person" shall mean any Person which shall be the Beneficial Owner of 50% or more of the voting power represented by the Voting Shares of Lafarge, from and after the date of the Publication described in Section 6.1(e)(iv) with respect to a tender or exchange offer by such Person (such 50% to be calculated by including securities acquired by such Person through purchases in the public market, acquired through private purchases, or otherwise acquired).

                  (b) "Affiliate" of a Person shall mean any Person which is a Controlling Corporation (or its equivalent if a non-corporate entity) of such Person, or of which such Person is a Controlling Corporation (or its equivalent if a non-corporate entity), or under common control with such Person by a Controlling Corporation (or its equivalent if a non-corporate entity). If applicable, such term shall also have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations, or any successor provision thereto or thereof, under the Exchange Act (the "Exchange Act Regulations"). Without limiting the foregoing, for the purposes of this Trust Agreement, Paris-Zurich Holdings shall at all times be considered to be an Affiliate of Lafarge.

                  (c) "Affiliated Trustee" shall have the meaning set forth in
         Section 6.5(b).

                  (d) "Associate" of a Person shall mean any Person "agissant de concert" with such Person within the meaning of Article 356-1-3 of The 1966 Companies Act of the Republic of France, i.e., Persons which have entered into an agreement in order to acquire or sell voting rights or to use such voting rights with a view to implement a joint strategy concerning the corporation. If applicable, such term shall also have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act Regulations.

                  (e) A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own", any securities:

                           (i) which such Person or any of such Person's
                  Affiliates or Associates holds, or may vote or dispose of as a result of an agreement entered into with other security holders;

                           (ii) of which such Person or any of such Person's
                  Affiliates or Associates would be considered to be a "beneficial owner" under Rule 13d-3 of the Exchange Act Regulations, including pursuant to any agreement, arrangement or understanding, whether or not in writing;

                           (iii) which such Person or any of such Person's
                  Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of conditions) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, subscription rights, warrants or options, or otherwise; or

                           (iv) with respect to securities of Lafarge, which
                  such Person or any of such Person's Affiliates or Associates, directly or indirectly, has had tendered to it pursuant to a tender or exchange offer made for securities of Lafarge, which shall be deemed to occur upon publication of the "avis de resultat" relating to such tender or exchange offer by the Conseil des Marche Financiers ("CMF") by application of
                  Article 5-2-3 of the Reglement General of the CMF in Informations et decisions du CMF, Paris, France (such publication being the "Publication").

                  (f) "Bidder" shall mean any Person who commences, or announces an intention to commence, a tender or exchange offer falling within the scope of Chapters II, III or V of Title V (Chapitres II, III ou V du Titre V) of the Reglement General of the CMF, which, upon successful consummation thereof, would result in such Person becoming an Acquiring Person, regardless of whether there then exists one or more Bidders.

                  (g) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which the Bourse de Paris is authorized or obligated by law or executive order to close.

                  (h) "CMF" shall have the meaning set forth in Section 6.1(e)(iv).

                  (i) "Commencement Date" shall mean the date a draft offer to purchase Lafarge's Voting Shares is filed by a Bidder with the CMF pursuant to Article 5-1-4 of the Reglement General of the CMF.

                  (j) "Consummation" shall have the meaning set forth in Section 6.1(q).

                  (k) "Controlling Corporation" shall mean any corporation which has control over any other corporation within the meaning of Article 355-1 of The 1966 Companies Act of the Republic of France. Such control is deemed to exist when such first corporation (i) holds the majority of the Voting Shares of the second corporation in the Shareholders' General Meeting, (ii) may vote or dispose of the majority of the Voting Shares of the second corporation as a result of an agreement entered into with other shareholders, (iii) may take any decisions in General Meetings of the corporation due to the Voting Shares of the second corporation it may vote or dispose of, or (iv) holds, directly or indirectly, more than 40% of the Voting Shares of the second corporation, provided that no other shareholder of the second corporation holds more Voting Shares.

                  (l) "Dilution" shall have the meaning set forth in Section 6.4(a).

                  (m) "Earnings" shall mean the consolidated net earnings per share of a company for the last fiscal year of such company for which consolidated net earnings have been publicly reported.

                  (n) "Equity Securities" shall mean the capital stock of U.S. Corp., including, without limitation, all shares of common stock, preferred stock, and non-voting stock, and all securities and rights issued by U.S. Corp. or any Affiliate of U.S. Corp. which are exchangeable or exercisable for, or convertible into, any shares of capital stock of U.S. Corp.

                  (o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  (p) "Exchange Act Regulations" shall have the meaning set forth in Section 6.1(b).

                  (q) "Five-year Period" shall mean the period (i) commencing at the close of business on the New York business day following the date a Person becomes an Acquiring Person if such Person or Lafarge has not on such date accepted for payment pursuant to the terms of a Qualifying Offer all Equity Securities tendered into such Qualifying Offer (such acceptance being the "Consummation" of a Qualifying Offer) and (ii) expiring on the fifth anniversary of the Publication relating to tender or exchange offer pursuant to which such Person became an Acquiring Person.

                  (r) "Formula Price" for common stock of U.S. Corp. and for Exchangeable Preference Shares issued by LCI shall mean:

                           (A) in the event the offer by the Bidder, and all
                  offers by other Bidders, if any, for Lafarge's Voting Shares are entirely in cash, the highest of

                           (i) the average of

                           ((alpha)) the price such that the multiple of U.S. Corp.'s Earnings represented by such Formula Price is at least as high as the multiple of Lafarge's Earnings represented by the highest price the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender offer made at any time on or following the Commencement Date of such Bidder's offer,

                           ((beta)) the price such that the percentage premium over the Market Price for such common stock of U.S. Corp. or for such Exchangeable Preference Shares issued by LCI represented by such Formula Price is at least as high as the percentage premium over the Market Price of Lafarge's Voting Shares represented by the highest price the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender offer made at any time on or following the Commencement Date of such Bidder's offer and

                           ((gamma)) the price that is required in order to obtain the fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                           (ii) the price that is required in order to obtain
                  the fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                           (B) in the event the offer by the Bidder, or any
                  offer by any other Bidder, for Lafarge's Voting Shares is not entirely in cash, the highest of

                           (i) the average of

                           ((alpha)) the price such that the multiple of U.S. Corp.'s Earnings represented by such Formula Price is at least as high as the multiple of Lafarge's Earnings represented by the highest value the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender or exchange offer made at any time on or following the Commencement Date of such Bidder's offer,

                           ((beta)) the price such that the percentage premium over the Market Price for such common stock of U.S. Corp. or for such Exchangeable Preference Shares issued by LCI represented by such Formula Price is at least as high as the percentage premium over the Market Price of Lafarge's Voting Shares represented by the highest Value the Bidder or any other Bidder pays or publicly offers to pay for Lafarge's Voting Shares pursuant to a tender or exchange offer made at any time on or following the Commencement Date of such Bidder's offer and

                           ((gamma)) the price that is required in order to obtain the fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                           (ii) the price that is required in order to obtain
                  the fairness opinion to be delivered by the offeror as described in Section 6.1(y)(iv)(3); or

                  (C) in the event the offer by the Bidder, or any offer by any other Bidder, for Lafarge's Voting Shares provides a choice of an amount entirely in cash or consideration not entirely in cash, the higher of the prices determined with respect to such offer pursuant to clauses (A) and (B) above.

                  "Value" shall mean the aggregate cash equivalent value of the per share consideration offered in such tender or exchange offer, as determined in good faith by

         Lafarge, assisted by an internationally recognized investment banking firm or accounting firm or similar expert with offices in Paris, London or New York, selected by the Trustees, such determination to be (i) in writing, (ii) delivered to the Bidder, to the U.S. Corp. Board and to the Trustees,(iii) accompanied by a report of such investment banking firm, accounting firm or similar expert setting forth the determination of Value, and (iv) delivered (with respect to the initial calculation of Value) before the opening date of such tender or exchange offer, by application of Article 5-2-1 of the Reglement General of the CMF. Any subsequent calculations of Value resulting from increases in the consideration for Lafarge's Voting Shares publicly offered or paid by the Bidder or any other Bidder shall be determined by Lafarge in accordance with the preceding sentence, except that delivery shall be made within five Business Days after announcement of the offer to pay increased consideration requiring such calculation.

                  (s) "Market Price" of a security shall mean the mean of the average of the high and low sales prices on the stock exchange where such security is primarily traded for each day such security is traded for the period commencing twenty trading days prior to, and ending on, the trading day immediately preceding the Commencement Date. Trading days shall mean days a security is traded on the stock exchange where such security is primarily traded.

                  (t) "Offer Price" shall have the meaning set forth in Section 6.1(y)(iii).

                  (u) "Operative Date" shall mean the later of (x) the ninth Business Day after the opening date of a tender or exchange offer for Lafarge's voting shares by a Bidder by application of Article 5-2-2 of the Reglement General of the CMF, and (y) the first Business Day after the Commission des Operations de Bourse grants the "visa" in respect of the "note d'information" filed by Lafarge with respect to such offer.

                  (v) "Operative Period" shall mean the period commencing on the Operative Date and expiring on the earliest of:

                           (i) the date of Consummation of a Qualifying Offer;

                           (ii) the date as of which the Trustees determine that
                  the Bidder's tender or exchange offer for Lafarge's Voting Shares has expired without such offer being consummated; and

                           (iii) the commencement of a Five-year Period.

                  (w) "Person" shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, acting on its own or "agissant de concert" within the meaning of Article 356-1-3 of The 1966 Companies Act of the Republic of France, as well as, if applicable, any syndicate or group which would be deemed to be a person under Section 14(d)(2) of the Exchange Act.

                  (x) "Publication" shall have the meaning set forth in Section 6.1(e)(iv).

                  (y) "Qualifying Offer" shall mean a tender offer complying with Exchange Act Regulations, Canadian federal and provincial regulations and other applicable legal requirements, which tender offer is for any and all Equity Securities made on the following terms and conditions (satisfactory evidence of which shall have been provided to the Trustees prior to or simultaneously with the commencement of such offer):

                           (i) if made by the Bidder, then such offer shall
                  commence on or before the Business Day preceding the Operative Date; if made by Lafarge, then such offer shall commence on or before the first trading day of the New York Stock Exchange following the Operative Date;

                           (ii) such offer shall provide that, subject to the
                  conditions described in this clause (ii), it is irrevocable and shall contain (A) a non-waivable condition that it will not be consummated unless the Bidder becomes an Acquiring Person (such condition being substantially in the form set forth in paragraph (2) of Appendix A attached hereto) and (B) only such other conditions as are set forth in Appendix A attached hereto;

                           (iii) such offer shall (1) be entirely in cash
                  (regardless of the nature of the consideration offered by the Bidder for Lafarge's Voting Shares), (2) be at a price (the "Offer Price") no lower than (A) for common stock of U.S. Corp. and for Exchangeable Preference Shares of LCI, the Formula Price of such securities, (B) for Equity Securities (other than Exchangeable Preference Shares of LCI) convertible into or exchangeable for common stock of U.S. Corp. or Exchangeable Preference Shares of LCI, the Formula Price of the common stock of U.S. Corp. or Exchangeable Preference Shares of LCI into or for which such securities are convertible or exchangeable multiplied by the number of shares of common stock of U.S. Corp. or Exchangeable Preference Shares of LCI to be received upon such conversion or exchange,
                  (C) for warrants, options, rights or other Equity Securities issued by U.S. Corp. or an Affiliate thereof and exercisable for common stock of U.S. Corp. or Exchangeable Preference Shares of LCI, the Formula Price of the common stock of U.S. Corp. or Exchangeable Preference Shares of LCI for which such securities are exercisable minus the exercise price of such securities, or (D) for any other Equity Securities for which no Offer Price can be determined pursuant to clause (A), (B) or (C) above, a price determined in good faith in accordance with the principles reflected in the definition of Formula Price by an internationally recognized investment banking firm or accounting firm or similar expert with offices in Paris, London or New York selected by the Trustees and (3) in all cases provide for the offeror's irrevocable commitment to increase the Offer Price to the extent that increases in the price or Value offered or paid by the Bidder or any other Bidder for Lafarge's Voting Shares result in increases in the Offer Price as determined in accordance with (A), (B), (C) or
                  (D) above subsequent to the commencement of the offer for Equity Securities; and

                           (iv) simultaneously with the commencement of the
                  offer for Equity Securities, the offeror shall:

                                    (1) deliver an irrevocable written
                           commitment to the U.S. Corp. Board and the Trustees
                           (i) to keep such offer outstanding until the Publication relating to the Bidder's tender or exchange offer for Lafarge's Voting Shares, (ii) to accept for payment, no later than the New York business day following the date the Bidder becomes an Acquiring Person, all Equity Securities tendered into the tender offer for such shares subject to fulfillment or waiver (if permitted) of all conditions to such offer and (iii) to buy promptly after completion of such offer, at no less than the Offer Price, all Equity Securities not acquired in such offer;

                                    (2) deliver to the U.S. Corp. Board and the
                           Trustees written financing commitments for all of the financing required to acquire all Equity Securities in the offer for such shares or otherwise as contemplated in Section 6.1(y)(iv)(l)(iii);

                                    (3) deliver to the U.S. Corp. Board and the
                           Trustees an opinion from a nationally recognized United States investment banking firm headquartered in New York City, selected by the Trustees, stating in good faith that the Offer Price is fair to the security holders of U.S. Corp. (other than Lafarge) from a financial point of view; and

                                    (4) deliver to the U.S. Corp. Board and the
                           Trustees (i) an opinion from Shearman & Sterling or another nationally recognized United States law firm that the offer for Equity Securities complies in all respects with the securities laws of the United States and (ii) an opinion from a nationally recognized Canadian law firm that the offer for Equity Securities complies in all respects with the securities laws of Canada and its provinces (except that such law firms shall not be required to opine as to any financial or statistical information contained in the offer documents).

                  (z) "Sufficient Rights" shall have the meaning set forth in
         Section 6.4(a).

                  (aa) "U.S. Corp. Board" shall mean the Board of Directors of U.S. Corp. as it may be constituted from time to time.

                  (bb) "Value" shall have the meaning set forth in Section
         6.1(r).

                  (cc) "Voting Shares" of any Person shall mean the capital stock of such Person entitled to vote in elections for directors of such Person or securities of such Person which can be converted into or exchanged for Voting Shares. Voting Shares of U.S. Corp. shall include, without limitation, the Exchangeable Preference Shares issued by LCI.

                  Section 6.2. Statement of Intent. It is the intent of the
Settlors:

                  (i) to extend to the public shareholders of U.S. Corp. and LCI, for a period of ten years from the date hereof, in the event of a tender or exchange offer under French law for Lafarge's shares:

                           (A) an opportunity, comparable to that presently
                  enjoyed under French law and regulations by public shareholders of French subsidiaries of French corporations, to receive a tender offer for their shares, or alternatively,

                           (B) an assurance that the strategy and policies of
                  U.S. Corp. will not be substantially modified as a result of a successful tender or exchange offer for Lafarge's shares,

         if at such time Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp. comprises 20% or more of the voting power represented by the outstanding Voting Shares of U.S. Corp. (assuming that at such time Lafarge's 20% or more Beneficial Ownership of Voting Shares of such corporation is greater than the Beneficial Ownership of Voting Shares of such corporation owned by any other Person);

                  (ii) to provide in this Trust Agreement inducements for a person making a tender or exchange offer for Lafarge's shares to make the U.S. Tender Offer, failing which Lafarge shall make such U.S. Tender Offer; and

                  (iii) to provide in this Trust Agreement, if the U.S. Tender Offer is not made and consummated, for a five-year exercise by the Trustees, for the protection of the public equity holders of U.S. Corp. and LCI, of the voting rights with respect to the U.S. Corp. securities held in the Trust on the terms and conditions herein provided.

                  It is the further intent of the Settlor to benefit the shareholders of U.S. Corp. and LCI (other than Lafarge or any Affiliate thereof) by making them beneficiaries of the Trust to the extent that the provisions of the Trust provide them an opportunity to (i) obtain a premium for their Equity Securities comparable to the premium offered by a Bidder for the Voting Shares of Lafarge or (ii) see the strategy and policies of U.S. Corp. unchanged by a successful tender or exchange offer for Lafarge's shares.

                  The primary purpose of this Article VI is (x) to provide a mechanism for the commencement and termination of an Operative Period or a Five-year Period and (y) to set forth the powers and duties of the Trustees in connection with and during an Operative Period or a Five-year Period. To the extent that there is any conflict between this Article VI and any other Article of this Trust Agreement, as amended, the provisions of this Article VI shall prevail.

                  Section 6.3. Provisions Governing Income and Principal of the Trust During an Operative Period or a Five-year Period.

                  (a) Income. During an Operative Period or a Five-year Period, the Board shall distribute to the Settlors in proportion to their respective interests in the income all income received by the Trust unless otherwise directed by a Settlor with respect to its interest; provided, however, that, during such period, the Board (i) shall at all times be permitted to use any income to pay expenses under this Trust Agreement, including, but not limited to, litigation expenses and costs of indemnification and (ii) shall maintain the Expense Fund (including any amounts available under the letters of credit referred to in Section 1.6) in an amount equal to $500,000, into which fund income from the Shares and from other corpus of the Trust shall be deposited as necessary to maintain such fund at an amount equal to $500,000; provided further, however, that any income received as a stock dividend on Equity Securities shall be retained by the Trustees and added to the corpus of the Trust, whereupon additional Settlor Certificates in an amount equal to the number of Equity Securities received as a stock dividend shall be issued to the Settlors in proportion to their respective interests, on the relevant record date, in the Equity Securities held by the Trust upon which such dividend is paid; and provided further, however, that any instruction by a Settlor requesting that its interest in the income not be distributed shall be deemed to be an instruction to the Trustees to reinvest such income in U.S. Corp. common stock, notwithstanding any contrary directions in such instructions. The Trustees agree that during an Operative Period or a Five-year Period, if the Trust is offered an election to receive a dividend in cash or in Equity Securities, they will cause the Trust to elect, with respect to each Settlor's respective interest, whichever alternative the Trustees are notified by such Settlor in a timely manner is such Settlor's preference, failing which the Trustees shall elect to receive the dividend in cash. Each of the Settlors agrees that any notice to the Trustees requesting an election that a dividend be in Equity Securities shall be deemed, regardless of any contrary instruction in such notice, to be an instruction to retain such Equity Securities in the Trust.

                  (b) Principal. At any time after a Commencement Date, unless the Trustees in their sole and entire discretion shall have determined that both an Operative Period and a Five-year Period are not likely to occur or have expired, except as necessary to fulfill the Trust's obligations under Article VI, including, but not limited to, the commencement or defense of litigation in furtherance of the purposes and intent of Article VI and the indemnification of the Trustees in accordance with Section 6.6, and except for transfers of shares of beneficial interest in this Trust to Cementia pursuant to the Settlor Agreement, neither the Trustees nor the Settlors shall: (i) sell, assign, transfer, or otherwise dispose of, the whole or any part of the Trust corpus,
(ii) pledge, mortgage, create, incur, assume, or suffer to exist any lien on the whole or any part of the Trust corpus, or (iii) assign, convey, pledge, encumber or otherwise transfer, any of its respective right, title or interest in and to the Trust; provided, however, that the Trustees may, if so directed by a Settlor, distribute to such Settlor retained income of the Trust (other than Equity Securities) which could have been distributed to such Settlor pursuant to
Section 6.3(a) and any income on such income. Notwithstanding the provisions of the foregoing sentence, the Trustees may, without the consent of either Settlor, transfer to any director of a corporation whose shares are held by the Trust the minimum number of shares of such corporation as may be required by law to be owned by such director in order to qualify as a director of such corporation.

                  Section 6.4. Powers and Administrative Provisions Governing the Trust During an Operative Period or a Five-year Period, etc.

                  (a) Voting, Consents and Waivers. During an Operative Period or a Five-year Period, the Trustees shall:

                  (i) to the extent any requisite funds are available in the Trust, exercise all conversion, subscription and similar rights of whatsoever nature pertaining to any and all property held in trust hereunder, including any right granted under any agreement relating to the property held in the Trust or otherwise relating to either Settlor's affairs, to which the Trustees may be or become a party or become entitled to exercise the rights of a party thereto, including without limitation any option or option agreement; and

                  (ii) vote (or execute and deliver proxies, discretionary or otherwise, to vote) shares, stocks, participation certificates or other equity securities held in the Trust, and execute consents and waivers, general or specific, for any corporate action or proceeding; in each and every case in such manner, for such purposes, upon such terms and conditions, in favor of and as set forth in any resolution proposed by the U.S. Corp. Board and in opposition to any resolution opposed by the U.S. Corp. Board;

provided, however, that the Trustees shall not take any action or fail to take any action with respect to the capitalization of U.S. Corp. which would result in the dilution of Lafarge's Beneficial Ownership to less than the lower of (I) 50.1% of the voting power represented by the outstanding Voting Shares of U.S. Corp. and (II) the percentage of the voting power of U.S. Corp. represented by the Shares Beneficially Owned by Lafarge at such time (in either such case a "Dilution") unless, (A) in conjunction with such a Dilution, a sufficient number of subscription rights ("Sufficient Rights") for Voting Shares of U.S. Corp. are offered to the Trust on behalf of each of the Settlors in proportion to such Settlor's respective interest in the Trust (at a price no greater than the lower of (x) the price of any other subscription right for the same class of Voting Shares of U.S. Corp. offered to any other person during the 90 days preceding such offer to the Trust and (y) the average trading price of the same class of Voting Shares of U.S. Corp. during the 90 days preceding such offer to the Trust) so that, if exercised, such a Dilution would not occur (taking into account for this purpose subscription rights offered to Lafarge (U.S) Holdings) and (B) prior to the Trustees taking or failing to take any action resulting in a Dilution, each of the Settlors provides funds or an irrevocable and confirmed bank letter of credit or other financial instrument in form and substance satisfactory to the Trustees, in an amount sufficient to exercise such subscription rights, to the Trust, together with a notice to the Trustees requesting exercise of the subscription rights; provided further, however, that it is the desire of the Settlors that, if the U.S. Corp. Board takes action with respect to the capitalization of U.S. Corp. not requiring shareholder approval which would constitute a Dilution, the U.S. Corp. Board offers to the Trust Sufficient Rights. If the conditions set forth in clauses (A) and (B) of the preceding sentence are satisfied, the Trustees shall acquire additional Voting Shares of U.S. Corp. pursuant to such subscription rights, which Voting Shares shall be held in the Trust. Each of the Settlors agrees that any notice to the Trustees requesting exercise of subscription rights shall be deemed, regardless of any contrary instructions in such notice, to be an instruction to the Trustees to cause such Voting Shares to be held in the Trust. If a Settlor does not provide funds as described above, the Trustees shall notify the other Settlor and (i) if such other Settlor provides funds and notice to the Trustees as described above, the Trustees shall acquire additional Voting Shares of U.S. Corp. pursuant to such subscription rights, which Voting Shares shall be held in the Trust for the benefit of the Settlor providing the funds or (ii) if such other Settlor does not provide funds, subject to Section 6.4(a)(i), the Trustees shall have no obligation to exercise such subscription rights and, if such subscription rights are negotiable, shall thereupon sell or otherwise dispose of such subscription rights on behalf of the Settlor for whom the subscription rights were originally offered on such terms as the Trustees shall determine in their sole and entire discretion.

                  (b) Investment Powers. The Trustees shall invest available cash funds only as permitted in Section 6.3(a), Section 6.4(a) or in the following investments, each of which shall be held by the Trust until maturity unless the Trustees are otherwise directed by the Majority:

                  (i) direct obligations of the United States of America, or

                  (ii) obligations fully guaranteed by the United States of America, or

                  (iii) certificates of deposit issued by, or bankers' acceptances of, or time deposits or a deposit account with, any bank, trust company or national banking association incorporated or doing business under the laws of the United States of America or one of the States thereof, having combined capital and surplus of at least $100,000,000 and having a rating of "C" or better from the Keefe Bank Watch Service, or

                  (iv) commercial paper of the 10 largest finance companies in the United States, as determined by reference to the then most recently published Moody's Commercial Paper Record, which directly issue their own commercial paper and which are doing business under the laws of the United States of America or one of the States thereof and in each case having a rating assigned to such commercial paper by Standard & Poor's Corporation or Moody's Investors Service, Inc. (or, if neither such organization shall rate such commercial paper at any time, by any nationally recognized rating organization in the United States of America) equal to the highest rating assigned by such organization, or

                  (v) obligations of the type described in clauses (i) through
         (iv) above, purchased from any bank, trust company or banking association referred to in clause (iii) above pursuant to repurchase agreements obligating such bank, trust company or banking association to repurchase any such obligation not later than, during an Operative Period, 30 days, or during a Five-year Period or any other period, 180 days, after the purchase of any such obligation;

provided, however, that (x) during an Operative Period, the Trustees shall not invest in any obligation of the type described in clauses (i) through (iv) above with a term longer than 30 days and (y) during a Five-year Period or any other period, the Trustees shall not invest in any obligation of the type described in clauses (i) through (iv) above with a term longer than 180 days; provided further, however, that during an Operative Period, a Five-year Period or any other period, the Trustees shall not invest in any obligation with a maturity date after the earlier of (A) the projected expiration date of such period and
(B) the projected termination date of the Trust.

                  (c) Transfer of Trust to New Corporation. (i) During an Operative Period or a Five-year Period, the Trustees shall have the power to, if required in their judgment and (ii) during a period other than an Operative Period or a Five-year Period, the Majority and the Trustees may, by mutual consent, in each case for tax or other purposes consistent with the purposes and intent of, and compliance with, the Trust, form or cause to be formed a corporation, corporations or other legal entity or entities under the laws of any country or any subdivision thereof and may transfer to any such corporation or entity any property held in the Trust in exchange for the shares, stock, participation certificates, bonds, notes, debentures, mortgages or other securities of such corporation or entity. In such event, the Trustees shall hold the shares, stock, participation certificates, bonds, notes, debentures, mortgages or other securities so acquired and shall do all such acts, take all such proceedings and pay all such expenses as the Trustees so forming such corporation or entity may determine to be necessary and proper to fulfill the purposes and intent of, and compliance with, this Article VI.

                  (d) Amendments After the Commencement Date. Notwithstanding the provisions of Section 1.5(c), from the Commencement Date, the Majority may not amend this Trust Agreement until such time as the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired.

                  (e) Registration. During an Operative Period or a Five-year Period, the Trustees may cause any and all property at any time held hereunder to be registered or held in the name of any nominee, or to be held in bearer form, without in any such case indicating in any way that such property is held in a fiduciary capacity.

                  (f) Auditors. During an Operative Period or a Five-year Period, the Trustees shall appoint an international firm of certified public accountants to perform an annual audit of the accounts of the Trust, a report on which shall be addressed to the Trustees and each of the Settlors.

                  (g) Change of Situs. Notwithstanding anything contained herein to the contrary, (i) during an Operative Period or a Five-year Period, the Trustees shall have the power to, if required in their judgment, and (ii) during a period other than an Operative Period or a Five-year Period, the Majority and the Trustees may, by mutual consent, in each case in order to effectuate the purposes and intent of, and compliance with, the Trust, at any time and from time to time by a written instrument to be maintained in the permanent records of the Trust, declare that this Trust Agreement shall, from the date of such instrument (or where any later date is specified therein, then from such date) be governed, construed and regulated by the laws of the country or any subdivision thereof designated in such instrument and that the Trustee or Trustees named in such instrument shall thereupon be the Trustee or Trustees hereunder in the place and stead of the persons then acting as Trustees hereunder, who shall cease to be Trustees hereunder unless named in such instrument. Such newly appointed Trustee or Trustees and any successor Trustees appointed thereafter shall be citizens, residents or corporations incorporated under the laws of the country or any subdivision thereof named in such instrument, if such citizenship, residence or incorporation shall be required in order to confer jurisdiction over the trust created hereunder. Notice of any change of situs hereunder shall be given to each of the Settlors.

                  (h) Broad Discretion in Effectuating Article VI. In addition to any other powers enumerated in this Trust Agreement, the Trustees are specifically empowered to take by majority vote any and all action which they deem necessary and proper to effectuate the purposes and intent of, and compliance with, this Article VI, including, but not limited to, the commencement or defense of litigation, entering into binding agreements affecting the Trust corpus, confirming the commencement and termination of an Operative Period or a Five-year Period, confirming whether an offer made by a Bidder or Lafarge is a Qualifying Offer, confirming the existence of an Acquiring Person and determining whether the price offered to U.S. Corp.'s shareholders is in compliance with the requirements enumerated in a Qualifying Offer. Any decision or determination made by the Trustees shall be in their sole and entire discretion and shall be final and shall not be subject to review except by the Trustees. Each of the Settlors agrees to assist the Trustees by notifying them as soon as possible of the occurrence of any Commencement Date, Operative Date, Publication or the reduction of Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp. below 20% of the voting power represented by the outstanding Voting Shares of U.S. Corp. or the existence of a Person with Beneficial Ownership of Voting Shares of U.S. Corp. greater than Lafarge's Beneficial Ownership of Voting Shares of U.S. Corp.

                  Section 6.5. The Trustees.

                  (a) Removal. During an Operative Period or a Five-year Period, any Trustee may be removed, with cause, only by a majority of the then acting Trustees, by a written instrument delivered to all Trustees. Any such removal shall be effective upon the execution of such written instrument. For purposes of this Section 6.5(a), "cause" shall include (i) the conviction of a Trustee by a United States court for the commission of a felony, (ii) the perpetration of a dishonest act or common law fraud against either of the Settlors, (iii) any act or omission which constitutes a material breach by a Trustee of his obligations or agreements under this Agreement or the failure or refusal of such Trustee to perform any significant duties reasonably required hereunder, (iv) incapacity due to physical or mental illness or (v) an affiliation or other association with a Bidder.

                  (b) Successor and Additional Trustees. In the event that during an Operative Period or a Five-year Period any Trustee hereunder shall cease to act as Trustee hereunder for any reason and there shall be less than three (3) remaining Trustees, a successor Trustee (which may not be a Person Affiliated or otherwise Associated with the Bidder, such a Person being an "Affiliated Trustee") shall be promptly appointed only by the remaining Trustee or Trustees. During an Operative Period or a Five-year Period, the number of Trustees may be enlarged by the appointment of additional Trustees (other than Affiliated Trustees) only by a majority of the then acting Trustees.

                  (c) Settlors' Directions. From the Commencement Date until such time as the Trustees in their sole and entire discretion determine that both an Operative Period and a Five-year Period are not likely to occur or have expired, neither Settlor nor the Majority shall have the power to direct or instruct the Trustees to take any action or fail to take any action (including, but not limited to, the incurrence of debt), unless such direction or instruction by such Settlor or the Majority is specifically provided for in this
Article VI.

                  Section 6.6. Indemnification.

                  (a) Continuing Indemnification. Each of the Settlors hereby agrees that its indemnities contained in Section 2.3 shall continue during an Operative Period or a Five-year Period with respect to the acts and omissions of each Trustee with the same force and effect as if separately stated herein.

                  (b) Protection Against Liability. The Trustees may be forced to make determinations on the basis of incomplete, inaccurate or misrepresented facts. It is the express intention of the Settlors, as the grantors of the Trust, that the Trustees shall be fully protected against liability in making any determination hereunder in good faith or in relying on any information or written instructions.

                  Section 6.7. Certain Expenses.

                  The fees and expenses of the investment banking firms, accounting firms or similar experts to be appointed by the Trustees pursuant to Sections 6.1(r), 6.1(y)(iii) and 6.1(y)(iv)(3) shall be borne by the Bidder or Lafarge, depending on whether the determination and/or opinion to be delivered by such expert is delivered on behalf of the Bidder or Lafarge.

                                  ARTICLE VII

                  Section 7.1. Conflicts of Interest. A person may serve as a Trustee (or participate in the action of such Trustee) and may participate in the making of any determination or the taking of any action, even though such person is a person who benefits, or may benefit, from such determination or such action or has a legal obligation for the support of a person who benefits, or may benefit, from such determination or such action.

                  In the case of a sale, purchase, rendering of legal or financial services or any other transaction relating to any trust property through any firm or corporation of which any Trustee is an officer, director, member or employee of such firm or corporation or has any interest therein, the Trustees may pay the usual commission or other reasonable compensation to such firm or corporation payable by an independent third party.

                  Each of the Settlors authorizes any Trustee to participate in the management or operation of any corporation the stock of which is held in the Trust, or any successor thereto, as a director or officer or in any capacity whatsoever, and to exercise all the powers inherent in such position as such Trustee shall deem to be in the best interests of any such corporation, notwithstanding the fact that any such Trustee may have a beneficial interest under the Trust, or as an officer or employee of one or more of said companies, including, but not by way of limitation, the following powers:

                  (i) to engage, compensate or discharge any person as manager, employee, agent, attorney, accountant, consultant or other representative of any such corporation, even though such person may own stock in such corporation or may have a beneficial interest in the Trust hereunder;

                  (ii) to authorize incentive payments including, but not limited to, bonuses and profit-sharing plans;

                  (iii) to enlarge, diminish or change the scope or nature of the activities of any such corporation; and

                  (iv) to exercise any of the powers and rights herein granted in conjunction with anyone who also may have an interest in any such corporation.

                  Section 7.2. Form of Notices. The Trustees may accept a communication by telephone, telex, telegram, telecopy, cable, radiogram or other electronic communication purporting to have been sent by any person authorized (either alone or jointly with others) to give any notice or direction or to make any determination hereunder, in lieu of a written instrument, and the Trustees shall be fully protected for any action taken or omitted by them in reliance upon such communication by telephone, telex, telegram, telecopy, cable, radiogram or other similar electronic communication. The Trustees may require that the signature or signatures on any written instrument be acknowledged. Any notice required to be delivered to Lafarge (U.S.) Holdings hereunder shall be delivered to Lafarge (U.S.) Holdings, care of Shearman & Sterling, 599 Lexington Ave., New York, New York 10022, Attention: Alfred J. Ross with a copy to the Board of Directors of Lafarge, care of the Directeur des Affaires Juridiques of Lafarge at Lafarge's address listed in its most recently published annual report. Any notice required to be delivered to Cementia hereunder shall be delivered to Cementia, Attention: General Manager, at Cementia's address listed in its most recently published annual report.

                  Section 7.3. Majority Rule. Except where otherwise specifically provided, when under the Trust Agreement an act or decision is required to be taken or made by the Trustees, such act or decision shall only be taken or made by a majority of the Trustees (which shall include no less than two Trustees), and such majority action or decision shall be binding for all purposes even though the other Trustee(s) have not been consulted or notified, provided such Trustees so acting have made reasonable efforts to contact him or them.

                  Section 7.4. Binding Effect. This Trust Agreement, as amended, shall be binding on and inure to the benefit of the successors-in-interest of each of the Settlors.

                  Section 7.5. Additional Property. The Trust corpus may be increased by the Settlors or by any other Person by the delivery to the Board of property acceptable to the Board.

                  Section 7.6. Headings. The section headings herein are for convenience of reference only, do not constitute part of this Trust Agreement, as amended, and shall not be deemed to limit or otherwise affect any of the provisions hereof.

                  Section 7.7. Effective Date. This instrument shall be effective only upon execution by each of the Settlors and all of the Board.

                  Section 7.8. Counterparts. This Trust Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have hereunto set their hands and agree to be bound by the terms of this Trust Agreement, and the undersigned Trustees accept their appointment hereunder, as of August 1, 2000.

                                            LAFARGE (U.S.) HOLDINGS


                                            By: /s/  Alfred J. Ross
                                               ---------------------------------
                                                          Trustee


                                            By: /s/  John H.F. Haskell, Jr.
                                               ---------------------------------
                                                          Trustee



                                            By UNITED STATES TRUST COMPANY
                                                     OF NEW YORK, as Trustee


                                            By: /s/  James Logan
                                               ---------------------------------
                                               Title:





                                            CEMENTIA HOLDING AG


                                            By: /s/  Max Vogeli
                                               ---------------------------------
                                                Title:





/s/  Alfred J. Ross                /s/  John H.F. Haskell, Jr.     UNITED STATES TRUST COMPANY
-----------------------------      ---------------------------              OF NEW YORK, as Trustee
           Trustee                          Trustee

                                                                   By: /s/  James Logan
                                                                      ---------------------------------
                                                                      Title:

                                                                      APPENDIX A
                                                                      ----------

                   Terms and Conditions to a Qualifying Offer

                  (1) Notwithstanding any other provision of the offer, [name of offeror] will not accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-l(c) (relating to [name of offeror]'s obligations to pay for or return tendered shares promptly after the termination or withdrawal of the offer), pay for any shares not theretofore accepted for payment or paid for, if an injunction which prevents the acceptance or payment for any shares shall have been issued by a United States court and shall remain in effect; provided, however, that such offer shall remain open until such injunction is final and not subject to an appeal in any jurisdiction of the United States.

                  (2) Notwithstanding any other provision of the offer, [name of offeror] will not accept for payment or pay for any shares and shall terminate the offer, if [name of Bidder] does not become an Acquiring Person (all capitalized terms used herein if not otherwise defined shall have the respective meanings ascribed to such terms in the Paris-Zurich Holdings Agreement and Articles of Trust, dated as of August 1st, 2000 among Lafarge (U.S.) Holdings and Cementia Holding AG, as Settlors and the Trustees thereunder) (the "Acquisition Condition").

                  The condition described in paragraph (1) above may be waived by [name of offeror] at any time in its sole discretion. The Acquisition Condition may not be waived.

                                    EXHIBIT A


                        FORM OF STOCK TRANSFER AGREEMENT

         Agreement dated as of August 1st, 2000 between Cementia Holding AG ("Cementia"), a corporation organized under the laws of Switzerland, Lafarge (U.S.) Holdings ("Lafarge (U.S.) Holdings"), a New York trust, (each a "Transferor" and together the "Transferors") and Paris-Zurich Holdings, a New York trust ("Paris-Zurich Holdings").


                                   WITNESSETH

         WHEREAS, Cementia owns 7,682,110 shares of the common stock, $1.00 par value (the Cementia "Shares"), of Lafarge Corporation ("U.S. Corp."), a corporation organized under the laws of Maryland; and

         WHEREAS, Lafarge (U.S.) Holdings owns 7,336,431 shares of the common stock, $1,00 par value (the "Holdings Shares" and, together with the Cementia Shares, the "Shares") of U.S. Corp.

         WHEREAS, the Transferors wish to transfer and Paris-Zurich Holdings wishes to become the legal owner of the Shares on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.       Transfer and Contribution of Shares
         In consideration for the delivery of the Paris-Zurich Holdings Shares referred to below, concurrently with the execution and delivery of this Agreement, (a) Cementia and Lafarge (U.S.) Holdings are each, effective as of the date hereof, transferring legal ownership of the Cementia Shares and the Holdings Shares, respectively, to Paris-Zurich

         Holdings (the "Transfer") and (b) Paris-Zurich Holdings is accepting the Transfer on the terms and conditions hereinafter set forth. Delivery of the Shares, effective as of the date hereof, is being effected by the Transferor's transmittal of a letter to EquiServe Trust Company N.A., instructing such institution to substitute Paris-Zurich Holdings for each of the Transferors as the respective owner of the Cementia Shares and the Holdings Shares, as applicable.

2.       Delivery of Paris-Zurich Holdings Shares
         In consideration for the transfer of the Shares, Paris-Zurich Holdings agrees to issue and deliver to Cementia 7,682,110 shares of beneficial interest in Paris-Zurich Holdings ("Paris-Zurich Holdings Shares") and to Lafarge (U.S.) Holdings 7,346,431 Paris-Zurich Holdings Shares. Delivery of one or more certificates evidencing the Paris-Zurich Holdings Shares, and registered in each of the Transferors' names, shall be made by Paris-Zurich Holdings.

3.       Valuation
         For purposes of the financial statements of Cementia, the 7,682,110 Paris-Zurich Holdings Shares referred to above shall be valued on the basis of the acquisition cost of Cementia, 162,786,015.25 Swiss Francs. The 7,346,431 Paris-Zurich Holding Shares referred to above shall be valued at 596,081,922.67 French Francs.

4.       Representations and Warranties

         A. Each Transferor represents and warrants the following to Paris -Zurich Holdings:

                  a. Each Transferor has full power, authority and legal right to enter into and perform its obligations under this Agreement;

                  b. The execution, delivery and performance of this Agreement by each Transferor has been duly authorized by all necessary corporate action, has received all necessary governmental approvals, and this Agreement is a legal, valid and binding obligation of each Transferor; and

                  c. The Shares being transferred are validly issued, fully paid and non-assessable, are being transferred free and clear of all liens, encumbrances and charges other than those arising pursuant to this Agreement and, upon the Transfer, Paris-Zurich Holdings will hold such Shares in accordance with, and subject to the terms of, this Agreement.

         B. Paris-Zurich Holdings represents and warrants to each Transferor as follows:

                  a. Paris-Zurich Holdings has full power, authority and legal right to enter into and perform its obligations under this Agreement;

                  b. The execution, delivery and performance of this Agreement by Paris-Zurich Holdings has been duly authorized by all necessary action, does not require any U.S. governmental approvals and this Agreement is a legal, valid and binding obligation of Paris-Zurich Holdings; and

                  c. The Paris-Zurich Holdings Shares, when issued and delivered in accordance with the terms of this Agreement, will be validly issued.

5.       Additional Shares of U.S. Corp. Stock
         The parties agree that each Transferor and any corporation controlled by a Transferor may transfer additional shares in the capital stock of U.S. Corp. to Paris-Zurich Holdings at such times and on such terms as are mutually acceptable to the corporation transferring such shares and Paris-Zurich Holdings.

6.       Further Assurance
         Each Transferor and Paris-Zurich Holdings each agree, from time to time, upon the request of any other party, to take such action and execute such documents or other instruments as may be necessary or desirable to confirm or better evidence the transactions contemplated hereby.

7.       Notices
         All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been sufficiently given if delivered personally, sent by airmail with postage prepaid or sent by telegram, telex or cable, as follows:

               If to Cementia:                  Nueschelerstrasse 45
                                                CH 8001 Zurich
                                                Switzerland

               If to Lafarge (U.S.) Holdings:   Shearman & Sterling
                                                599 Lexington Avenue
                                                New York, New York  10022
                                                Attn:  Alfred J. Ross

               If to Paris-Zurich Holdings:     Shearman & Sterling
                                                599 Lexington Avenue
                                                New York, New York  10022
                                                Attn:  Alfred J. Ross

8.       Binding Effect
         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

9. Governing Law; Jurisdiction (a) This Agreement and any cause of action arising out of or related to this Agreement shall be governed by, and construed under, the laws of the State of New York applicable to contracts executed in and to be performed entirely in such State.

                  (b) All litigation with respect to any claims, disputes or causes of action arising out of or related to this Agreement shall be commenced exclusively in the Federal courts of the United States located in New York County in the State of New York, or, if such courts do not accept jurisdiction, in the Supreme Court of the State of New York, New York County.

10.      Entire Agreement; Counterparts
         This Agreement constitutes the entire agreement between the parties relating to the subject matter of this Agreement and there are no terms other than those contained herein. This Agreement may not be modified or amended except in writing signed by the parties hereto. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered in New York, New York the day and year first above written.

                                            CEMENTIA HOLDING AG


                                            By:
                                               ---------------------------------

                                            LAFARGE (U.S.) HOLDINGS


                                            By:
                                               ---------------------------------
                                                           Trustee

                                            By:
                                               ---------------------------------
                                                           Trustee



                                            By UNITED STATES TRUST COMPANY
                                                     OF NEW YORK, as Trustee


                                            By:
                                               ---------------------------------
                                                           Title:



                                            PARIS-ZURICH HOLDINGS,
                                                     A New York Trust


                                            By:
                                               ---------------------------------
                                                           Trustee



                                               ---------------------------------
                                                           Trustee



                                            UNITED STATES TRUST COMPANY
                                                     OF NEW YORK, as Trustee


                                            By:
                                               ---------------------------------
                                                           Title:

                                                                       EXHIBIT B




                          [Form of Settlor Certificate]
                                                                    _____ Shares


                             PARIS-ZURICH HOLDINGS,
                                a New York Trust


                  THIS CERTIFIES that __________________ is the owner of ________ shares of beneficial interest of Paris-Zurich Holdings, a New York trust created by an Agreement and Articles of Trust dated as of August 1st, 2000 (as the same may be amended or supplemented from time to time herein called the "Trust Agreement").

                  Reference is hereby made to the Trust Agreement for statements of the rights of the holder of this Settlor Certificate, as well as for a statement of the terms and conditions of the trust created by the Trust Agreement, to all of which terms and conditions the holder hereof agrees by its acceptance of this Settlor Certificate.

                  The shares of beneficial interest of Paris-Zurich Holdings represented by this certificate may only be transferred in accordance with the provisions of the Trust Agreement and the holder hereof, by its acceptance, agrees not to transfer this certificate, or the shares of beneficial interest represented hereby, except in accordance with the provisions of the Trust Agreement.





Dated as of: _______________________

                                              PARIS-ZURICH HOLDINGS,
                                                 A New York Trust


                                              By:
                                                 -------------------------------
                                                           Trustee



                                                 -------------------------------
                                                           Trustee